

02049595

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Goldshore Holdings Plc

*CURRENT ADDRESS Westminster House
Spitfire Close
Ermine Business Park
Huntingdon
Cambridgeshire PE29 6WZ

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34678 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DATE : 8/27/02

218A

GOLDSHORE

OFFER FOR SUBSCRIPTION

Admission to
ShareMark®

Under the Enterprise Investment Scheme



THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this Document, or the action you should take, you should consult an independent financial adviser authorised under the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities. Your attention is drawn to the Risk Factors on page 19 of this Document.

This Document, which is an admission document, constitutes a prospectus and has been drawn up in accordance with the Public Offers of Securities Regulations 1995 ("POS Regulations"). A copy of this Document has been delivered to the Registrar of Companies in England and Wales in accordance with regulation 4(2) of the POS Regulations. The Company and the Directors, whose names appear on page 2 of this Document, accept responsibility for the information contained in this Document. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this Document is in accordance with the facts and does not omit anything likely to affect the import of such information.

No person has been authorised to give any information or make any representations other than those contained in this Document and, if given or made, such information or representations must not be relied upon as having been so authorised. Neither the delivery of this Document nor any subscription or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this Document or that the information in this Document is correct as of any time subsequent to the date of this Document.

Application has been made for the Ordinary Shares both issued and to be issued to be admitted to trading on ShareMark. It is emphasised that no application is being made for admission of these securities to the Official List of the UK Listing Authority and that the London Stock Exchange plc has not itself examined or approved the contents of this Document in any respect. It is expected that dealings in the Ordinary Shares will commence on ShareMark on 31 May 2002.

ShareMark, which first started trading in July 2000, is a trading service for holders of shares in small and medium-sized companies. It is owned by The Share Centre Limited and was designed to allow holders of shares in smaller companies a route to realise their investment other than by private treaty. Online access to information about the Company will be available to investors via the Company's trading page including details of trading in the Ordinary Shares.

ShareMark securities are not admitted to the Official List. A prospective investor should be aware of the risks in investing in such companies and should make any decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser. The rules of ShareMark are less demanding than those of the Official List. ShareMark is not a recognised or designated investment exchange as defined in the Financial Services and Markets Act 2000.

GOLDSHORE HOLDINGS PLC

(Incorporated in England and Wales with registered number 4393848)

OFFER FOR SUBSCRIPTION

Of up to 2,000,000 Ordinary Shares of 10p each at 50p per Ordinary Share

£400,000 Minimum Subscription fully underwritten

and

ADMISSION TO TRADING ON SHAREMARK

Share Capital Following the Offer

(assuming Full Subscription under the Offer)

	Authorised		*Issued and Fully Paid*	
	Amount	*Number*	*Amount*	*Number*
Ordinary Shares of 10p each	£5,000,000	50,000,000	£1,440,000	14,400,000
Deferred Shares of 99.8p each	£4,987,006	4,997,000	£2,581,759.10	2,586,933

The Offer Shares will, following allotment, rank equally in all respects with the existing ordinary share capital of the Company, including the right to receive all dividends or other distributions declared or paid on the Ordinary Shares after the date of this Document. The Deferred Shares have no value and will in due course be subject to cancellation pursuant to a resolution for reducing share capital and confirmation by the High Court.

Persons receiving this Document should note that Atlantic Law, which is regulated by the Financial Services Authority and by the Law Society, is acting exclusively for the Company in relation to the matters referred to in this Document and will not be responsible to anyone other than the Company for providing advice in relation to such matters or for providing the protections afforded to its clients. No liability is accepted by Atlantic Law for the accuracy or completeness of any information or opinions contained in, or for the omission of any material information from, this Document, for which the Company and the Directors are solely responsible.

The whole text of this Document should be read. Investment in Goldshore Holdings Plc is speculative and involves a high degree of risk. An investment in Goldshore Holdings Plc may not be suitable for all recipients of this Document. Prospective investors should carefully consider whether an investment in Goldshore Holdings Plc is suitable for them in light of their circumstances and the financial resources available to them.

CONTENTS

DIRECTORS AND ADVISERS

Directors	Anthony Richard Newsome *(Executive Chairman)* Ian Stuart Stokes *(Managing Director)* William Eric Nuttall *(Finance Director)* Andrew Alexander Newington-Bridges *(Non-Executive Director)* All of: Goldshore Holdings Plc
Registered Office	Westminster House Spitfire Close Ermine Business Park Huntingdon Cambridgeshire PE29 6WZ
Company Secretary	Dirmuid Jennings BA, MBA
Operator of ShareMark	The Share Centre Limited PO Box 2000 Aylesbury Bucks HP21 8ZB
Solicitors to the Company	Atlantic Law One Great Cumberland Place London W1H 7AL
Advisers to the Issue	Pearl Corporate Finance Limited 29 Albemarle Street London W1S 4JB
Auditors to the Company and Reporting Accountants	The Young Company Chartered Accountants Lakeview Court Ermine Business Park Huntingdon Cambridgeshire PE29 6XR
Financial Public Relations	Barnes and Walters 4-5 North Mews London WC1N 2JP
Principal Bankers	Barclays Bank Plc PO Box 326 28 Chesterton Road Cambridge CB4 3UT
Registrars	Melton Registrars Limited PO Box 30 Cresta House Alma Street Luton Bedfordshire LU1 2PU

DEFINITIONS

In this Document, where the context permits, the expressions set out below shall bear the following meanings:

"Act"	The Companies Act 1985 (as amended);
"Admission"	the admission becoming effective pursuant to the Offer of the Enlarged Share Capital to trading on ShareMark and such admission becoming effective in accordance with the ShareMark Rules;
"ADR's"	American Depositary Receipts;
"Affinity Partner"	a client organisation in respect of an Affinity Programme;
"Affinity Programmes"	a customer or membership programme operated by Goldshore on or on behalf of a third party;
"Avenue One"	the name through which the Group operates its Affinity Programmes;
"Board" or "Directors"	the directors of the Company, whose names are set out on page 2 of this Document;
"the Company" or "Goldshore"	Goldshore Holdings Plc a company incorporated in England and Wales on 13 March 2002 with company number 4393848;
"CREST"	the computer based system and procedures which enable title to securities to be evidenced and transferred without a written instrument;
"CyberCall"	CyberCall Limited a company incorporated in England and Wales on 3 August 1999 with company number 3818759, a wholly owned subsidiary of Goldshore Limited and a member of the Group involved in servicing Staff Shop and Affinity Programme customers and providing call centre services to third parties;
"Deferred Shares"	2,586,933 deferred shares of 99.8p each issued by the Company which have no rights to vote or to receive dividends and which are intended to be cancelled in due course following the confirmation of a resolution for reducing share capital by the High Court;
"Document" or "Prospectus"	this document;
"EIS"	the Enterprise Investment Scheme referred to on pages 42 and 43 of this Document;
"Employer"	participating employers subscribing to the Staff Shop Programme;
"Enlarged Share Capital"	the issued Ordinary Share capital of the Company immediately following the Admission, comprising the Existing Ordinary Shares and the Offer Shares;
"Existing Ordinary Shares"	12,400,000 issued Ordinary Shares prior to the Offer;
"Financial Services and Markets Act" or "FSMA"	the Financial Services and Markets Act 2000;
"Full Subscription"	when all of the Offer Shares have been subscribed for pursuant to the Offer;
"the Group"	Goldshore Holdings Plc, Goldshore Limited, CyberCall Limited, Keydis Limited and any subsidiary and associated undertakings of Goldshore including dormant companies from time to time;
"Goldshore Limited"	a company incorporated in England and Wales on 22 June 1994 with company number 2941804 being a wholly owned subsidiary of the Company;

"Keydis"	Keydis Limited a company incorporated in England and Wales on 21 June 2000 with company number 4018389 being a wholly owned subsidiary of Goldshore Limited and a member of the Group involved in sourcing products;
"London Stock Exchange"	London Stock Exchange plc;
"Minimum Subscription"	£400,000 being the minimum subscription under the Offer;
"Offer"	the offer for subscription of Offer Shares described in this Document;
"Offer Price"	50p per Ordinary Share;
"Offer Shares"	up to 2,000,000 Ordinary Shares;
"Official List"	the official list of the UK Listing Authority;
"Ordinary Shares"	ordinary shares of 10p each in the capital of the Company;
"POS Regulations"	Public Offer of Securities Regulations 1995 (as amended);
"Shareholders"	holders of Ordinary Shares from time to time;
"ShareMark"	a periodic auction-based dealing facility for shares in small to medium sized unquoted companies developed for and owned and operated by The Share Centre;
"ShareMark Rules"	the rules for companies traded on ShareMark published by The Share Centre;
"Share Option Schemes"	an approved option scheme, an unapproved option scheme and the Enterprise Management Incentive Scheme which the Company intends to implement immediately after Admission as referred to on page 40 of this Document;
"Staff Shop"	the name through which the Group operates the Staff Shop Programme;
"Staff Shop Programme"	a programme offered by Goldshore which offers employees and other parties related to Employers the opportunity to purchase branded products at competitive prices;
"The Share Centre"	The Share Centre Limited, a market maker specialising in the provision of services to the smaller investor. The Share Centre is a member of the London Stock Exchange and is regulated by the Financial Services Authority;
"UK"	United Kingdom;
"UK Listing Authority"	The Financial Services Authority acting in its capacity as the competent authority for the purposes of the Financial Services and Markets Act 2000;
"VCT"	Venture Capital Trust;
"£" or "Pound"	Pounds Sterling.

EXPECTED TIMETABLE

Registration of this Prospectus	25 April 2002
Opening of subscription list	26 April 2002
Latest time and date for receipt of completed Application Forms and payment in full under the Offer (unless closed earlier if the Offer is fully subscribed or extended by the Directors)	22 May 2002
Definitive certificated share certificates for those not holding through Share Nominees Limited the nominee for The Share Centre despatched by	28 May 2002
First ShareMark auction date (unless extended by the Directors)	31 May 2002

OFFER STATISTICS

Offer Price	50p
Number of new Ordinary Shares being offered by the Company	2,000,000
Number of Ordinary Shares in issue immediately following completion of the Offer (assuming Full Subscription)	14,400,000
Percentage of Enlarged Share Capital attributable to the Offer	13.89%
Market capitalisation of the Company at the Offer Price on Admission	£7,200,000
Estimated gross proceeds of the Offer receivable by the Company	£1,000,000
Estimated net proceeds of the Offer receivable by the Company	£905,000

KEY INFORMATION

- Goldshore's principal programme is Staff Shop, an employee benefit programme made available to employees via their employers.
- The Staff Shop programme offers employees access to a wide range of consumer products and services from leading brand manufacturers at factory prices. These include Philips, Dyson, Aiwa, Morphy Richards, Hotpoint, Toshiba, Orange, TAG Heuer, Sekonda, Dunlop Slazenger, Le Creuset, Minolta, Callaway Golf and Claud Butler Cycles.
- Employers with in excess of 265,000 employees already participate in the Staff Shop programme. These include Halifax Plc, Jet (Conoco Limited), Abbey National Plc, Iceland Foods Plc, Somerset County Council, DHL International UK Limited and Orange S.A. No Employer who has signed up with Goldshore has to date terminated its Staff Shop contract.
- Goldshore's Affinity Programme extends Staff Shop to the customers of commercial organisations.
- Both the Staff Shop and Affinity Programmes generate set-up and monthly management fee revenues. Goldshore's business plan is not reliant on margin from product sales.
- Goldshore Limited has been established for more than three years and has an experienced management team.
- The Group's monthly operating costs are currently running at approximately £130,000 per month and monthly revenues are currently running at approximately £100,000 per month. Revenue is projected to exceed costs on a monthly basis late in 2002.
- CyberCall, a call centre facility which is wholly owned and managed by the Company, currently generates in excess of £80,000 per month from third party clients and is currently operating at cash flow break even. The Directors consider that it has the capability for sustained and substantial growth in the call centre sector.
- Over £3,000,000 has been invested to date in the Company (via Goldshore Limited) by Anthony Richard Newsome, the Executive Chairman and principal shareholder, by way of equity and loan capital.

SHAREHOLDER BENEFIT

Goldshore intends to provide all Shareholders, whether holding directly or through nominees, with a password which will give them access to Staff Shop and thereby the opportunity to buy products and services at Staff Shop's prices. This password will remain valid for so long as they remain Shareholders and will be available to subsequent purchasers of Goldshore shares.

An example of the benefits available to Staff Shop users:

Philips 32PW9576 (a 76cm/32" 100Hz Design Line Widescreen TV in Platinum Finish with open cabinet stand)

John Lewis (Peterborough)	£1,488.00
Dixons (Peterborough)	£1,481.00
Comet Home Shopping	£1,479.99
Staff Shop inc. VAT and delivery	£1,224.57

EXECUTIVE SUMMARY

The Staff Shop Programme

- Goldshore's principal activity is the operation of Staff Shop, an employee benefit programme made available to employees via their employers and communicated primarily via the Employer's Intranet, Employer branded website and existing internal Employee communications facilities.

- The Employee sector represents one of the key demographic consumer groupings targeted by product and service providers. Staff Shop provides a communication channel to this sector.

- The Staff Shop programme offers employees access to a wide range of popular consumer products and services from leading brand manufacturers at factory prices, offering a discount to typical High Street prices.

- The Staff Shop portfolio currently includes: audio visual products, domestic appliances, cameras, watches, IT and telecommunications equipment, gifts of various kinds, sports and leisure products, and motoring accessories from brands such as Philips, Dyson, Aiwa, Morphy Richards, Hotpoint, Toshiba, Orange S.A., TAG Heuer, Sekonda, Dunlop Slazenger, Le Creuset, Minolta, Callaway Golf and Claud Butler Cycles.

- Goldshore does not hold stock. Items purchased by an Employee are despatched directly by the applicable supplier under sourcing and delivery arrangements agreed by Goldshore and the applicable supplier.

- The Staff Shop revenue model is based, primarily, on the receipt of fees from each participating Employer in the form of an initial set up fee and an ongoing per capita fee. Goldshore does not generally seek to make a margin on sale of products. These are offered to employees at cost, namely the inbound price to Goldshore from the supplier plus carriage, credit card costs and a £1.00 transaction fee.

- Goldshore also uses Staff Shop to market and sell product and service propositions for itself and on behalf of third parties. By way of example, Goldshore in collaboration with a Compaq reseller, offers a Home PC leasing proposition to Employees via their Employer, with cost advantages obtained by the utilisation of available personal and corporate tax and VAT reliefs, specific to each Employer. The Home PC proposition offered to Reg Vardy Plc led to 1,475 out of 4,200 employees taking up the offer, with Goldshore receiving a fixed fee of £48 on each sale.

- Goldshore's historic investment in its current product and service portfolio, electronic media and customer support facilities enables the Company to expand both the Staff Shop and Affinity Programmes at a low incremental cost to the Company.

- Goldshore is currently in discussions with numerous employers regarding Staff Shop, and the Directors consider, based on previous experience, that there will be an audience in excess of 360,000 participating employees and hence profitable operations by December 2002.

Avenue One Affinity Programmes

- Goldshore, through its Affinity Programmes also provides bespoke customer/membership programmes to third parties. These third parties include Jet (Conoco), Sony Entertainment Television Asia, Lloyds TSB Group Union, UKValue and Newcastle Building Society. Affinity Partners can choose to utilise the Goldshore portfolio of products and services, together with its call centre and operational support facilities to provide value added, loyalty or reward propositions for their customers or members.

- As with Staff Shop, the Company's revenue model is primarily based on the receipt of set-up fees and recurring management fees from each Affinity Partner. Products are generally offered to applicable audiences at a higher price (but still discounted) than those available through Staff Shop to maintain programme differentiation.

- Affinity Programmes provide the Company with access to large audiences and the Directors consider that these will make an increasing contribution to Goldshore's future revenues.

CyberCall

- CyberCall, Goldshore's purpose built customer management centre, is located in premises at Cardigan, West Wales. Opened in April 2000, CyberCall currently employs 40 staff. The Directors intend that it will have the facilities to support up to 65 call centre positions.
- CyberCall's services are also made available to third party organisations under the 'Cyber.Centre' banner. These services include inbound and outbound telephone call handling, customer support and telemarketing services as well as a range of 'new media' services such as e-mail marketing, database administration and web design.
- CyberCall currently generates revenues in excess of £80,000 per month from third party clients and as from January 2002 has been operating at cash flow break even, excluding capital expenditure. The Directors consider that as a unit, it has the capability for growth in revenue and profitability in the call centre sector.

Programme Structure



Staff Shop
Employee Benefit and Communications Programme
AvenueOne
Customer Affinity Programmes
CyberCall
Call Centre and Customer Administration Services
Keydis
Supplier Management and Product Procurement Resources

Company Background and Funding

- Goldshore Limited has been established for more than three years and has an experienced management team.
- The Company is a newly incorporated public limited company which acquired Goldshore Limited on 23 April 2002.
- To date over £3,000,000 has been invested in Goldshore Limited by Anthony Richard Newsome, the Executive Chairman and the principal shareholder, by way of equity and loan capital. The loan comprised an amount of £891,801, £391,801 of which has been converted to equity leaving a balance outstanding of £500,000 which will be repayable in five equal annual instalments. Details are set out under "Founder Loan" on page 14 of this Document.
- Initial investment in portfolio development, operating hardware and proprietory software enables Staff Shop and Affinity Programmes to be provided at low incremental cost to Goldshore.
- Goldshore operates its own web design, database development, customer service and product procurement functions to reduce reliance on external resources and retain control over the quality of service.

PART I

INFORMATION ON THE COMPANY

THE STAFF SHOP PROGRAMME

The Directors consider that the Employee sector represents one of the key sales and marketing demographic consumer groupings targeted by product and service providers. The Staff Shop programme provides a communications channel to this target market. This should provide Goldshore with the ability to acquire and retain large Employee audiences and the opportunity to exploit a range of revenue initiatives.

The Staff Shop Programme is designed to provide Employers with a managed service providing Employees with a staff purchasing and communications facility. Staff Shop enables Employees to purchase from a wide range of branded goods and services at discounts to typical High Street prices.

It also provides Employers with the opportunity:

- to consolidate access to other employee benefits information;
- to encourage the use of their corporate Intranet; and
- to facilitate staff incentive and reward programmes.

Staff Shop should create a number of strategic advantages and benefits for Goldshore:

- a large audience of Employees accessed through an initial subscription by a participating Employer;
- a potential long term relationship with Employers;
- principal revenues generated through initial set up fees and recurring per capita based charges rather than a reliance on product sales;
- use of Employer Intranets and supporting websites as a platform for delivery, offering incremental revenue opportunities such as educational training; and
- growth of audience achieved at low incremental cost.

The Product and Service Portfolio

The portfolio provides a wide selection of consumer products and services. The Staff Shop portfolio currently includes: audio visual products, domestic appliances, cameras, watches, IT and telecommunications equipment, gifts of various kinds, sports and leisure products, and motoring accessories, from brands such as Philips, Dyson, Aiwa, Morphy Richards, Hotpoint, Toshiba, Orange S.A., TAG Heuer, Sekonda, Dunlop Slazenger, Le Creuset, Minolta, Callaway Golf and Claud Butler Cycles.

Supplier relationships are managed by Keydis, a Goldshore Limited subsidiary, which provides the product sourcing and fulfilment facility for both the Staff Shop and Affinity Programmes.

In addition to the core product portfolio, the Staff Shop programme also enables Goldshore to market and sell other product and service propositions both for itself and on behalf of third parties.

By way of example Goldshore offers a Home PC leasing proposition (in conjunction with third parties) to Employees via their Employer, with cost advantages (of up to a 60% discount over a comparable High Street offering).

- The proposition allows an employer to utilise a combination of available tax exemptions and VAT relief.
- When offered to Reg Vardy Plc in late 2001, 1,475 out of 4,200 employees took up the offer, with Goldshore receiving a fee of £48 in respect of each sale.
- The Home PC proposition will be marketed extensively to both existing and future Staff Shop Employers.

Delivery Media

Staff Shop is now primarily offered to Employers utilising their existing Intranet facilities.

Staff Shop Intranet

Where an Employer Intranet is available, the Staff Shop programme resides within the Employer Intranet and may be accessed from each Employee desktop PC. The programme is refreshed and maintained through issue of a CD-Rom allowing Employers to load the updated content into pre-configured files within its Intranet server system or through a link from the Employer's Intranet to the Employer's bespoke website.

Goldshore's systems enable the production of Employer-specific content, including Employer branding and brand/product selection and differentiation, so that it is perceived that the Employer is providing the benefit.

Staff Shop Intranet has been implemented within a variety of Employers within the public and private sectors.

As at February 2002 over 150,000 Employees had access to the Staff Shop Programme through their Employer's Intranet, including Devon County Council, Buckinghamshire County Council, Newcastle Building Society, Cambridge University Press and Bull Information Systems Limited.

Staff Shop Internet

Staff Shop Internet complements and extends the reach of Staff Shop Intranet implementations, and the audience available to Goldshore for those Employers that do not operate Intranets as well as providing direct access by Employees from their home.

Access to the Staff Shop website is controlled through the issue of passwords, which maintains the closed user group positioning of Staff Shop.

Depending on the Employers' requirements and system capabilities, Employees can purchase products on-line through the website, over the phone via CyberCall, a Goldshore Limited subsidiary, or alternatively via postal applications.

Staff Shop Programme Revenues

The Staff Shop Programme generates revenue from a number of sources:

Employer Revenues

The principal programme revenue stream is the charge of an initial set-up fee and an annual management charge to an Employer. The management charge element can be attributed monthly, based on the number of Employees, to reduce potential barriers.

The Staff Shop Employer tariff comprises variable components based on: the selected programme delivery media – Staff Shop Intranet and/or Staff Shop Internet; the degree of tailoring required by the applicable Employer (for example, Employer branding); and the size of the applicable Employee audience.

Revenue Example

In respect of an Employer branded Intranet and Internet implementation within an Employer who has 2,000 Employees, Goldshore would seek to charge:

- an initial £1,500 set-up fee; and
- an on-going management charge of £300-£500 per month.

Alternative Payment Options for Employers

The levy of fees on an Employer, whilst designed not to represent a significant barrier to acceptance by Employers, can, in certain cases, limit programme acceptance due to Employer budgetary constraints. Examples include local government and health service organisations, charities and private sector businesses undertaking budget reductions, most of which employ significant numbers of people.

As a result, Goldshore, in conjunction with third parties, can offer a series of cost defrayment options to potential Employers. Such options include:

(i) The Home PC Proposition

Where an Employer agrees to offer the Home PC proposition to its Employees, Goldshore intends to reduce or remove the fees otherwise payable by that Employer based on a percentage of the Employee uptake.

(ii) Intranet Advertising

Goldshore intends to offer Employers an internal messaging system to deliver personalised and timely information and advertising to the desktop PC of each of their Employees.

The facility is proposed to support up to 60 consecutive screensavers, of which 40 can be sold to Employer approved advertisers, with the remaining 20 screensavers to be used as a communications media for both the Employer and Goldshore. In consideration of the implementation of the system, Goldshore should receive a commission which should offset, in full, fees that would otherwise be charged by Goldshore to the Employer.

Product Pricing

Staff Shop offers its products at cost, allowing purchasers the opportunity for considerable savings over prices charged for comparable products in the High Street. All products in the Staff Shop range are sourced through Keydis, a Goldshore Limited subsidiary, which makes them available to Staff Shop without any mark-up. Base prices are increased by a £1 administration fee in addition to carriage costs and credit card transaction costs.

Volume Discounts, Marketing Support and Advertising

Goldshore will seek to derive, from manufacturers and suppliers, post-sale revenues from volume discounts, in addition to marketing support contributions and advertising/promotions. In the light of the current market for on-line advertising revenues, the Company has adopted a very cautious approach in its revenue forecasting and planning in this context.

STAFF SHOP PARTICIPATING EMPLOYERS

Staff Shop is currently implemented within elements of the following Employer organisations.

Abbey National
Ashford & St Peters NHS Trust
Basingstoke College
Britannia Airways
Buckinghamshire C.C.
Bull Information Systems
Cheltenham B.C.
Compare Broomwade
Conoco (Jet)
Den Danske Bank
Devon C.C.
DHL Aviation
DHL Logistics
Dorset C.C.
East Kent NHS Trust
Fiat (UK)
Forest of Dean C.C.
Gloucester C.C.
Grant Thornton
Grimsby College
Halifax Building Society
Ingram Micro
Iceland
Lucas
Macmillan Cancer Relief
Milton Keynes General NHS Trust
Newcastle Building Society
NW Anglia NHS Trust
ORA
Orange
Oxford Radcliffe Hospitals
Paragon
Radcliffe Infirmary
Reg Vardy
RSPB
Sedgmoor D.C.
Somerset C.C.
Stroud D.C.
Tasco
Tewkesbury B.C.
The Prince's Trust

The Company expects to achieve, by the end of 2002, an audience of approximately 360,000 employees focusing on the Local and Health Authority sector, financial services, IT, leisure and manufacturing sectors. The total Employee base is projected to grow to over 780,000 by December 2004.

The Company's routes to acquire new Employer organisations include:

- Direct sales, exhibitions and referrals; and
- Channel marketing initiatives in conjunction with third parties.

AVENUE-ONE AFFINITY PROGRAMMES

The Directors consider that the concept of customer loyalty and reward programmes has developed in recent years. Organisations are clearly recognising the need to differentiate or add value to relationships with customers through higher levels of customer service and the provision of incremental benefits.

Goldshore offers customer benefit programmes to third party organisations through the same range of electronic media as Staff Shop, in addition to bespoke printed literature.

Current Affinity Programmes

Goldshore supports currently five third party Affinity Programmes.

- **JetCard Club (Conoco)** which offers its 5,000 SME corporate fuel cardholders access to the full Goldshore product portfolio.
- **Newcastle Building Society** offering its customers a range of selected products from the Goldshore portfolio initially through four branches. Rollout of the Affinity Programme to all 58 Newcastle Building Society branches is scheduled to occur during 2002.
- **Sony's SET Asia** digital television channel, offers their 70,000 subscribers (with an estimated audience of 450,000 people), access to selected products and services from the Goldshore portfolio. Goldshore is in discussions to extend this to a subscription based programme, which it intends to use as a model for future customer programmes.
- **UKValue** provide an on-line membership programme on behalf of Warranty Holdings Plc. The delivery of this programme is being provided by Goldshore on a turnkey basis.
- **Lloyds TSB Group Union** have introduced the concept to their 38,000 members. It is anticipated that this will act as a model for the implementation of future programmes within the Trade Union sector.

Affinity Programme Revenue Model

Programme Sales

A typical web based programme launch with an Affinity Partner, generates:

- an initial £2,000 – £15,000 development and set-up fee, depending on the size of the customer base, degree of customisation and back-office support required; and
- an on-going management charge of more than £500 per month.

Product Sales

All products offered through the Affinity Programme are sourced through Keydis and unlike Staff Shop, outbound pricing can provide a set profit margin to Goldshore. Call centre support is also provided through CyberCall.

KEYDIS

Keydis sources products directly from manufacturers and distributors on behalf of Goldshore's Staff Shop and Affinity Programmes as well as third parties (listed below). It has been established as a separate trading subsidiary in order to manage the product portfolio and continue to develop Goldshore's relationships with its supplier base.

Keydis' core activities include providing sourcing and fulfilment services to the 'Premiums and Incentives' sector in the UK, giving specialist agencies instant access to the Goldshore portfolio for the purposes of their own initiatives.

Users of Keydis' services include Somerfield, Minolta (UK), Samsung Opto Electronics, Magnet, Fiat Auto (UK), Ingram Micro (UK), Cadbury Trebor Bassett Services and Gallaher Tobacco.

CYBERCALL

CyberCall is a Goldshore Limited subsidiary and operates a purpose built call centre currently employing 40 staff. It provides support for Staff Shop, Affinity Programmes and third party customers. It also offers a range of call centre services to clients including:

- Boltblue Limited – Customer support for a portal website and ISP technical helpline;
- Tele2 Limited – Telemarketing and customer support resource for a wireless telecommunications network;
- Atrium Limited – Customer support for an online training company;
- Quartix Limited – Telemarketing and customer support for a vehicle tracking device; and
- Interchange Group Limited – Customer technical support.

Additional telecoms and IT equipment is planned to be installed in Q2 2002 which will increase the available number of operator positions. It is anticipated that the required capital expenditure will be partially offset by a grant from the Welsh Assembly.

COMPETITION

The Directors consider that businesses within the Employee Benefit sector have focused on financial and health related services. More recently, web-based portal sites have offered 'click-through' access to selected product suppliers.

The Directors consider that the competitors to the Goldshore's core programme, Staff Shop, include:

- Public-sector.org – a web-based initiative offering government employees a selection of Internet offers (all available to non-government employees).
- Motivano – operates an human resources portal website, supported by printed materials, that is available to employees, and promotes a range of selected suppliers through hyperlinks to websites. Typical employer costs are believed to be approximately £20-50 per employee, per annum. Royal Sun Alliance has a minority stake in Motivano believed to be in the region of 20%.
- Countdown are a discount voucher based supplier, whereby employees (through their employer) may subscribe to the service by purchasing vouchers redeemable in a range of High Street outlets and offering variable discounts.

The Directors are not aware of any programme comparable to Staff Shop being offered within the Affinity Programme sector.

TECHNOLOGY, SYSTEMS AND BUSINESS PROCESSES

Goldshore has invested, and will continue to invest, in its proprietory software systems, business infrastructure and human resources to provide a platform on which to build and to differentiate its business activities and customer programmes.

Goldshore has established a development team based in Huntingdon who are responsible for Intranet web development and has graphic designers and programmers based in Cardigan who manage the electronic publishing requirements of the Group.

Goldshore has developed and operates its proprietory e-commerce, software, database and web capabilities to facilitate the rapid expansion of its business initiatives.

The CyberCall call centre system is based around a Bosch TEMA routing and management system acquired from Bosch in early 2000. This system provides a wide suite of services and was purchased with a view to future growth. The system is scaleable, allowing the Company to invest in additional capacity as required.

FINANCIAL INFORMATION

The results of the Group for the three years ended 31 December 2001, as extracted from Part III of this Document, are shown below. Investors should read the whole of this Document and not rely solely on the summarised information in this section.

	Years ended 31 December		
	2001	*2000*	*1999*
	£'000	*£'000*	*£'000*
Turnover	829	507	114
Gross profit	675	158	30
Gross profit margin	81.3%	31.2%	26.5%
Operating profit/(loss)	(840)	(1,813)	(476)
Profit/(loss) before taxation	(844)	(1,812)	(494)

Key Expenditure

The Company's financial and operating projections anticipate activity in the following areas:

- Sales and marketing expenditure to develop the Staff Shop and Affinity Programmes;
- Expansion of CyberCall facilities;
- Enhancement of financial, order processing and customer support systems; and
- Recruitment of operations, sales and support resources in line with growth.

FOUNDER LOAN

Goldshore Limited was established with the assistance of finance provided by Anthony Richard Newsome, Executive Chairman, over a three year period. Mr Newsome provided a total of more than £3,000,000 of which £2,191,291 was made available in respect of subscription for shares in Goldshore Limited and £891,801 by way of loan. £391,801 of this loan was converted into shares in Goldshore Limited on 23 April 2002. The balance of the loan in an amount of £500,000 remains outstanding. It carries interest at a rate of 5% per annum and is repayable in five equal annual instalments of £100,000 each commencing on 30 April 2003.

REASONS FOR THE OFFER

The net proceeds of the Offer will enable the Company to implement its business plan and in particular to provide the necessary working capital to develop the Staff Shop and Affinity Programmes, expand the CyberCall business, to reach the break-even point projected to be achieved in 2002 and thereafter to achieve profitability.

The Directors consider that Admission will enhance the Company's status with its potential customers. In addition, Admission will enable the Company to recruit and incentivise key personnel through participation in the Share Option Schemes to be implemented.

THE OFFER

The Offer Shares represent approximately 13.89 per cent of the Enlarged Share capital, assuming Full Subscription. At the Offer Price, the Company will be valued at £7,200,000. The net proceeds of the Offer assuming Full Subscription will amount to £905,000 (after expenses of the Offer) which will be used to provide working capital for the Group.

The agreement of The Share Centre to allow the Ordinary Shares to be traded on ShareMark is subject to compliance by the Company with the ShareMark Rules from time to time and the terms of Admission.

The Offer Shares following allotment will rank equally with the Existing Ordinary Shares and will rank (in full) for any dividends and distributions paid or made in respect of the Ordinary Shares. Where delivery is requested in certificated form it is expected that definitive documents of title to the Offer Shares will be delivered by Melton Registrars Limited by first class post not later than 5 days after such date.

Where delivery is requested in uncertificated form through Share Nominees Limited, the nominee service of The Share Centre Limited, shareholdings will be credited in the books of Share Nominees Limited on the closing date. The terms for holding shares through Share Nominees Limited are set out on pages 50 and 51 of this Document. No temporary documents of title will be issued.

MINIMUM AMOUNT

The Minimum Subscription that must be subscribed under the Offer is £400,000. Since the Offer is underwritten it is conditional only upon the Ordinary Shares being admitted to trading on ShareMark which has indicated in principal its agreement to such Admission.

Subscriptions for £400,000 have been underwritten by Pearl Corporate Finance Limited which includes a commitment for £150,000 on the part of Anthony Richard Newsome, the Executive Chairman of the Company.

AMERICAN DEPOSITARY RECEIPTS

The Company intends in the period during which the Offer is open, to make an application for an ADR facility and in due course to issue American Depositary Receipts ("ADRs") in respect of all of its outstanding share capital. These will be Level 1 ADRs which will permit securities of the Company to be purchased by US persons without the need for registration with the US Securities and Exchange Commission. It is further intended that the proposed ADR programme in the Company's securities will be organised by a leading New York bank which has indicated a willingness, in principle, to provide an ADR facility for securities in the Company.

It is emphasised that ADR programmes do not involve the issue of any additional securities but simply provide a trading facility in 'a bundle of shares' of the company concerned. It is provisionally estimated that each ADR will represent 10 shares in the Company.

While an ADR facility provides access to shares which comprise part of that facility to a wider market and thereby theoretically increases liquidity, a company issuing ADR's may not engage in direct selling efforts in respect of its securities within the United States.

SHAREMARK

ShareMark is a periodic auction-based dealing facility owned by The Share Centre. It is not a recognised or designated investment exchange under the FSMA.

Application has been made by Goldshore to allow the trading of the Ordinary Shares on ShareMark.

ShareMark has been developed by The Share Centre as a facility for the owners of minority (and in some cases larger) interests in unquoted companies to unlock their investments. Dealing through ShareMark allows this without the necessity for the quotation of the company's shares on a traditional share market until the size of the company warrants the cost both of an application and the required professional advisers and the more rigorous rules of markets such as AIM and the Official List. The rules of ShareMark are less rigorous than those of both the AIM and Official List.

Transactions within ShareMark are matched at a single auction price. The indicative auction price is calculated and shown as indicative at any time. The auction price is calculated by The Share Centre by electronic algorithm which operates to pinpoint where demand from potential purchasers of Ordinary Shares meets available supply of Ordinary Shares from potential sellers. Ordinary Shares are then matched at this single price level and the transaction is completed.

All orders for dealing within ShareMark are placed on a limit basis either by value or for a specified number of shares and the limit period can be set up to one year ahead. Orders are subject to continuous display on the Internet on an anonymous basis to ensure both transparency of price and volume. Details of share price history, company announcements and the company's Report and Accounts are also displayed. The indicative auction price is displayed at all times except for the short period of 'Compliance Review' immediately prior to the establishment of the firm auction price.

A detailed description of how orders are placed and executed is available on ShareMark at www.sharemark.co.uk. This will provide additional information to any person wishing to sell or purchase Ordinary Shares.

The auction period for dealings in Goldshore's Ordinary Shares will initially be weekly and may become more frequent.

Deals in Ordinary Shares effected through ShareMark can be through the nominee service operated by The Share Centre. Where shareholdings are held on the Share Centre Limited's nominee service, access to details of the shareholding can be obtained 24 hours per day 7 days per week via the Internet using security codes which will be given to shareholders.

Holders of Ordinary Shares can deal on ShareMark either through a regular stockbroker authorised to trade on ShareMark or through the integrated administration service offered by The Share Centre.

LOCK-IN AGREEMENTS AND ORDERLY MARKET ARRANGEMENTS

At Admission the Directors will own 6,740,717 Ordinary Shares representing 46.81 per cent of the Enlarged Share Capital. The Directors and all other shareholders who were holders of Existing Share Capital prior to the Offer and who own three per cent or more of the Enlarged Share Capital and certain other shareholders have undertaken to the Company that they will not, sell or dispose of any of their respective interest in Ordinary Shares at any time before the first anniversary of Admission and thereafter only through The Share Centre in an orderly fashion for a further period of 12 months. Details of the above shareholdings are set out on pages 38 and 39.

Recent market experience has indicated, however, that lock-ins when rigorously applied can lead to market distortions in terms of a lack of liquidity and may also lead to substantial sales following the completion of the lock-in period.

If The Share Centre determines that sales of additional shares are required to ensure liquidity in the market these shareholders subject to lock-in agreements will be permitted if they so wish, to sell Ordinary Shares notwithstanding the lock-in agreements.

UNDERWRITING AGREEMENT

The Underwriting Agreement contains a force majeure clause and is also conditional upon an application for an ADR facility being made prior to the closing of the Offer. Details of which are set out in page 41 and will be available for inspection.

DIVIDEND POLICY

Goldshore has not paid dividends in the past and the Directors anticipate that, following the Offer, earnings will not be distributed to Shareholders as cash or other dividends but will be retained for the development of Goldshore's business until adequate surplus cash resources have been generated. Thereafter the Directors propose to pay progressive cash dividends.

CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by written instrument. The articles of association of the Company permit the holding of Ordinary Shares under the CREST system. The Company has applied for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if the relevant shareholders so wish.

CREST is a voluntary system and shareholders who wish to receive and retain share certificates may do so.

CORPORATE GOVERNANCE

The Directors intend that the Company will comply with the Combined Code on the Principles of Good Governance and Code of Best Practice so far as is practicable for a company of Goldshore's size.

An Audit Committee and a Remuneration Committee, each consisting of a majority of non-executive Directors, will be established for this purpose in due course.

The Audit Committee will be responsible for ensuring that the financial performance, position and prospects of the Group are properly monitored and reported on and for meeting with the auditors and discussing their reports on the accounts and the Group's internal controls.

The Remuneration Committee will review the performance of the executive directors, set their remuneration, determine the payment of bonuses and consider the grant of options under the Share Option Schemes and, in particular, the price per share and the application of performance standards to such grants.

SHARE OPTION SCHEMES

The Directors believe it important that directors, employees and consultants of Goldshore are appropriately, properly motivated and rewarded. To this end, the Company intends to adopt the Share Option Schemes under which eligible persons will be invited to participate at the discretion of the Board.

Further details of the Share Option Schemes are set out on page 40 of this Document.

TAXATION RELIEF AVAILABLE TO INVESTORS

Enterprise Investment Scheme Relief

The Directors consider that a subscription for Ordinary Shares by individual investors who are UK taxpayers will, subject to their personal circumstances, qualify under the Enterprise Investment Scheme. The Directors intend to apply for confirmation that the Company is a qualifying company under EIS legislation.

Further details regarding EIS relief are set out on page 42 and 43 of this Document.

MANAGEMENT

Goldshore currently employs 54 staff with personnel divided between its Huntingdon office and CyberCall's premises in Cardigan.

DIRECTORS

Anthony Richard Newsome BA, *Executive Chairman* age 39

Richard is a solicitor by training, the founder of Goldshore Limited and the co-founder of Redstone Telecom Plc. He has extensive commercial experience within the telecommunications and technology sectors.

He has worked for four years with Racal Electronics, primarily within the Vodafone Group and four years at Mercury OnetoOne. In 1990 he was appointed as General Counsel of Unitel, (subsequently merged with Cable & Wireless Personal Communications to create One2One) and had responsibility for legal and commercial affairs, from inception through and following the launch of the commercial service of its UK mobile telephone network.

Ian Stuart Stokes, *Managing Director* age 37

Ian joined Goldshore in 1997 and was appointed Managing Director in August 2000. Previously he held several senior management positions within the Post Office. His responsibilities included the definition and implementation of group revenue systems, benchmarking of overseas administrations, and responsibility for new business development within the retail network. Ian has a strong operational background and significant business development experience.

William Eric Nuttall FCA, *Finance Director* age 55

Bill is a Chartered Accountant who qualified with KPMG. Bill has held senior management and board positions with UK public companies in education, training, publishing and telecommunications. He was a director of BPP Plc, (a leading UK training provider), and has strong international experience and exposure to the management of people on an international basis, having held directorships of companies in Europe, Japan and the USA.

Andrew Alexander Newington-Bridges, *Non Executive Director* age 58

Andrew is a director of Hydrangea Limited, a private investment company based in the Isle of Man. He is a Retired Commissioner (Local Government in Isle of Man) and was Chairman of the Municipal Association of the Isle of Man. Previously he was Chairman of I.S.E. a Public Holding Company with concerns in electronics, mining and licensing intellectual property rights.

SENIOR MANAGEMENT

Dirmuid Jennings BA, MBA, *Business Planning* age 44

Dirmuid holds an MBA from Cranfield School of Management. He joined Goldshore Limited from MediaOne International, a leading cable television and telephone operator where he was Director, International Policy. He is responsible for business planning, having previously worked with Richard Newsome at One2One, where he was Head of Business Planning and Strategy.

Neil Ward, *Sales* age 49

Neil joined Goldshore Limited in mid-2000, bringing experience in affinity marketing and retail sales operations. He is responsible for co-ordinating Goldshore Limited's affinity sales initiatives.

Paul Walker, *Procurement* age 32

A former National Westminster Bank Manager, Paul joined Goldshore Limited in April 1997 and is primarily responsible for the implementation of the initial finance and product costing systems. Paul is currently responsible for strategic manufacturer relationships and the development of the Keydis proposition.

Gary Calvert FCCA, *Financial Controller* age 40

Gary joined Goldshore Limited in February 2000, with responsibility for Group finances. His previous positions within Axis Resources Limited (now Hays IT), Morgan Sindall Plc and Smallworldwide Plc, allow Gary to offer significant IT and financial expertise.

RISK FACTORS

In addition to the other relevant information in this Document the Directors consider the following risk factors to be of particular relevance to the Company. It should be noted that this list is not exhaustive and that other risk factors may apply:

- The Company's future performance will depend heavily on its ability to attract, motivate and retain senior personnel, particularly Anthony Richard Newsome and Ian Stuart Stokes the loss of whose services could have a material adverse effect on the business. The Company intends to mitigate this risk by taking out keyman insurance on Anthony Richard Newsome and Ian Stuart Stokes in the amount of £500,000 each.
- The share price of publicly traded smaller companies can be highly volatile.
- The price at which the Ordinary Shares will be traded and the price which investors may realise for their Ordinary Shares will be influenced by a large number of factors, some specific to the Company and its proposed operations and its ability to implement successfully its intended development plans, and some which may affect the business sectors in which the Company operates, and unquoted companies generally. These factors could include the performance of the Company's operations, large purchases or sales of the shares, liquidity or absence of liquidity in the Ordinary Shares, currency fluctuations, legislative or regulatory changes relating to the business of the Group and general economic conditions.
- The value of the Ordinary Shares may go down as well as up and in particular the share price may be subject to sudden and large falls in value given the restricted marketability of the Ordinary Shares.
- Admission to ShareMark should not be taken as implying that there will be a liquid market for the Ordinary Shares. It may be more difficult for an investor to realise his investment on ShareMark than to realise an investment in a company whose shares are quoted on AIM or the Official List.
- ShareMark is a relatively new market. It is not a Recognised Investment Exchange. ShareMark is a market designed primarily for unquoted emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. A prospective investor should be aware of the potential risks in investing in such companies and should make the decision to invest only after careful consideration and consultation, if appropriate, with an independent financial adviser authorised under the FSMA. The ShareMark Rules are less demanding than those of both AIM and the Official List.
- It may be difficult for investors in Ordinary Shares to obtain reliable information about their value or the extent of the risks to which the share price is exposed.
- It is believed that any organisation offering mail order or e-retail services could establish a proposition to compete with the Staff Shop and Affinity propositions.
- Negative publicity regarding other companies operating within this market could adversely effect Goldshore's Programmes.
- The business plan has been produced on the assumption that the current reliefs under UK tax legislation remain in force.
- The loss of revenues derived through CyberCall's third party clients would adversely effect Goldshore's ability to offer programme customer support at marginal cost.
- Loss of data due to hardware, software malfunction could materially and negatively affect the business of the Company if not quickly corrected. Whilst the Company will seek to insure against such losses, it may be difficult to obtain, expensive and not comprehensive.
- During the course of future trading, the Directors will be seeking opportunities to expand the business of the Group. It is possible that certain opportunities may arise which would, if undertaken, jeopardise the reliefs granted under EIS. The Directors will consult with the Company's professional advisors in such circumstances and may, having taken such advice, nevertheless consider the commercial merits of the opportunity to outweigh the loss of reliefs to shareholders. The Company is not actively seeking such opportunities as part of its strategy.
- Although the Directors expect the Ordinary Shares will be approved by the Inland Revenue as qualifying for the reliefs under EIS and for investment by VCT's, such approval will only be granted (if it is granted) following completion of the Offer. If such approval is not granted the reliefs relevant to EIS referred to in this Document will not be available to investors. If the Ordinary Shares are not "eligible shares" for VCT purposes this may have a negative impact on the Group's ability to raise funds pursuant to the Offer and generally. Subsequent taxation legislation could change or abolish reliefs currently available.

Although the Directors will seek to minimise the Risk Factors, investment in the Company should only be made by investors able to sustain a total loss of their investment.

PART II

ACCOUNTANTS' REPORT ON GOLDSHORE HOLDINGS PLC

The **Young** Company
Chartered Accountants
Lakeview Court, Ermine Business Park, Huntingdon, Cambridgeshire PE29 6XR
Tel: (01480) 435525 Fax: (01480) 420045

The Directors
Goldshore Holdings Plc
Westminster House
Spitfire Close
Huntingdon
Cambs PE29 6WZ

Dear Sirs

Goldshore Holdings Plc

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the prospectus dated 25 April 2002 of Goldshore Holdings Plc.

Goldshore Holdings Plc is referred to as the "Company".

Basis of preparation

The financial information on the Company, set out below, is based on the audited non-statutory financial statements of the Company for the period ended 25 April 2002 on the basis described in note 1 to which no adjustments were considered necessary.

The Company was incorporated on 13 March 2002 and the audited non-statutory financial statements of the Company for the period ended 25 April 2002 were prepared for the purposes of the prospectus.

Responsibility

Such financial statements are the responsibility of the Directors of the Company who have approved their issue.

The Directors of the Company are responsible for the contents of the prospectus dated 25 April 2002 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the non-statutory financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the non-statutory financial statements underlying the financial information and whether the accounting policies are appropriate to the circumstances of the Company, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion the financial information gives, for the purposes of the prospectus, a true and fair view of the state of affairs of the Company as at 25 April 2002.

We consent to the inclusion in the prospectus dated 25 April 2002 of this report and accept responsibility for this report for the purposes of paragraph 45(8)(b) of Schedule 1 to the Public Offers of Securities Regulations 1995.

BALANCE SHEET

	Note	*At 25 April 2002* £
Fixed Assets		
Investments in subsidiaries	2	1,240,000
		1,240,000

CAPITAL AND RESERVES

	Note	*£*
Called up share capital	3	3,821,759
Other reserves	4	(2,581,759)
Total shareholders' funds – equity		1,240,000

Notes (forming part of the financial information)

1 STATEMENT OF ACCOUNTING POLICIES

Basis of preparation

The financial information has been prepared under the historical cost convention.

Investments

Investments held as fixed assets are stated at cost less provision for permanent diminution in value. Those held as current assets are stated at the lower of cost and net realisable value.

2 INVESTMENTS IN SUBSIDIARIES

On 23 April 2002 the Company entered into an agreement to acquire the entire share capital of Golshore Limited, satisfied by the exchange of 12,400,000 Ordinary Shares of 10p each credited as fully paid, and 2,586,933 Deferred Shares of 99.8p each credited as fully paid. Apart from this transaction and the issue of shares described in note 3 the Company has not entered into any other transactions since incorporation.

The Deferred Shares in Goldshore Limited carry no right other than in a liquidation and it is intended to apply to the courts for a reduction of capital to have them removed. Full provision has been made against the cost of these shares, which is shown as other reserves.

3 SHARE CAPITAL

	At 25 April 2002 £
Authorised	
Equity interests	
50,000,000 Ordinary shares of 10p each	5,000,000
4,997,000 Deferred Shares of 99.8p each	4,987,006
	9,987,006
Allotted, called up and fully paid	
Equity interests	
12,400,000 Ordinary shares of 10p each	1,240,000
2,586,933 Deferred Shares of 99.8p each	2,581,759
	3,821,759

On incorporation on 13 March 2002 as a public limited company, there were 2 Ordinary Subscriber Shares in issue at 10p each and on 23 April 2002 a further 12,399,998 Ordinary Shares were issued at 10p each. All shares are fully paid. Also on 23 April 2002, 2,586,933 Deferred Shares were issued at 99.8p each credited as fully paid.

4 OTHER RESERVES

	At 25 April 2002 £
Movements during the period	(2,581,759)
Balance at end of period	(2,581,759)

Yours faithfully

The Young Company

PART III

ACCOUNTANTS' REPORT ON GOLDSHORE LIMITED

The Young Company
Chartered Accountants
Lakeview Court, Ermine Business Park, Huntingdon, Cambridgeshire PE29 6XR
Tel: (01480) 435525 Fax: (01480) 420045

The Directors
Goldshore Holdings Plc
Westminster House
Spitfire Close
Huntingdon
Cambs PE29 6WZ

Dear Sirs

Goldshore Limited

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the prospectus dated 25 April 2002 of Goldshore Holdings Plc.

Goldshore Limited was incorporated in England and Wales on 22 June 1994.

On 3 August 1999, Cybercall Limited was incorporated and commenced trading on 1 October 1999 to provide call centre services to Goldshore Limited and its subsidiaries. On 14 February 2000, Cybercall Limited was acquired by Goldshore Limited for a consideration satisfied by the issue of 35,472 Ordinary Shares of £1 each.

The trade of Cybercall Limited for the period from 1 October 1999 to 14 February 2000 has been included in the audited consolidated financial statements of Goldshore Limited for the year ended 31 December 2000, as if it were a subsidiary company throughout the period, on the basis that Cybercall Limited was effectively controlled by Goldshore Limited at all times.

Goldshore Limited and its subsidiaries are referred to as the "Group".

Basis of preparation

The financial information on the Group, set out below, is based on the audited financial statements of the Group for the three years ended 31 December 2001 prepared on the basis described in note 1 after making such adjustments as we considered necessary.

Responsibility

Such financial statements are the responsibility of the Directors of the Group who have approved their issue.

The Directors of the Group are responsible for the contents of the prospectus dated 25 April 2002 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Going concern

In forming our opinion we have considered the adequacies of the disclosures made in notes 18 and 19 to the financial statements concerning the directors' efforts to raise additional funds for the group. In view of the significance of this matter we consider that it should be drawn to your attention but our opinion is not qualified in this respect.

Opinion

In our opinion the financial information gives, for the purposes of the prospectus, a true and fair view of the state of affairs of the Group as at the dates stated and of its loss and cash flows for the years then ended.

We consent to the inclusion in the prospectus dated 25 April 2002 of this report and accept responsibility for this report for the purposes of paragraph 45(1)(b)(iii) of Schedule 1 to the Public Offers of Securities Regulations 1995.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Years ended 31 December		
		2001	*2000*	*1999*
	Note	*£*	*£*	*£*
TURNOVER		829,293	506,603	113,875
Cost of sales		154,744	348,416	83,676
GROSS PROFIT		674,549	158,187	30,199
Distribution costs		4,316	5,895	13,956
Administrative expenses		1,509,736	1,964,849	492,641
OPERATING LOSS	2	(839,503)	(1,812,557)	(476,398)
Investment income and interest receivable		68	543	26
Interest payable and similar charges		(4,468)	(129)	(17,949)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION		(843,903)	(1,812,143)	(494,321)
Tax on loss on ordinary activities	5	–	(390)	390
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION		(843,903)	(1,812,533)	(493,931)

There are no recognised gains or losses for the three years ended 31 December 2001 other than stated above.

CONSOLIDATED BALANCE SHEETS

	Note	*Years ended 31 December* 2001 £	2000 £	1999 £
FIXED ASSETS				
Intangible assets	6	5,827	5,560	–
Tangible assets	7	222,462	339,272	13,762
		228,289	344,832	13,762
CURRENT ASSETS				
Stocks		2,656	4,724	426
Debtors	9	162,581	146,648	265,161
Cash at bank and in hand		7,229	54,038	104,289
		172,466	205,410	369,876
CREDITORS: amounts falling due within one year	10	(611,346)	(289,334)	(82,211)
NET CURRENT (LIABILITIES)/ASSETS		(438,880)	(83,924)	287,665
TOTAL ASSETS LESS CURRENT LIABILITIES		(210,591)	260,908	301,427
CREDITORS: amounts falling due after more than one year	11	(1,014,628)	(692,224)	(1,047,750)
NET LIABILITIES		(1,225,219)	(431,316)	(746,323)
CAPITAL AND RESERVES				
Called up share capital	12	2,588,865	2,588,447	460,907
Share premium account	13	51,029	1,447	1,447
Profit and loss account	13	(3,865,113)	(3,021,210)	(1,208,677)
TOTAL SHAREHOLDERS' FUNDS – EQUITY		(1,225,219)	(431,316)	(746,323)

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Years ended 31 December 2001 £	2000 £	1999 £
NET CASH OUTFLOW FROM OPERATING ACTIVITIES	14	(512,783)	(1,410,549)	(691,416)
Returns on investments and servicing of finance	14	(4,400)	414	(17,923)
Taxation		–	(390)	390
Capital expenditure and financial investment	14	29,527	(411,740)	(13,046)
NET CASH OUTFLOW BEFORE FINANCING		(487,656)	(1,822,265)	(721,995)
Financing	14	392,404	1,772,014	1,047,750
(DECREASE)/INCREASE IN CASH IN THE YEAR		(95,252)	(50,251)	325,755
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT				
Cash inflow/(outflow) from net debt	15	(437,656)	305,275	(721,995)
MOVEMENT IN NET DEBT IN THE YEAR		(437,656)	305,275	(721,995)
NET DEBT AT THE START OF THE YEAR	15	(638,186)	(943,461)	(221,466)
NET DEBT AT THE END OF THE YEAR	15	(1,075,842)	(638,186)	(943,461)

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

	Years ended 31 December 2001 £	2000 £	1999 £
LOSS FOR FINANCIAL YEAR	(843,903)	(1,812,533)	(493,931)
New share capital subscribed for cash	50,000	2,092,068	–
Net share capital issued on the acquisition of Cybercall Limited	–	35,472	–
NET REDUCTION IN SHAREHOLDERS' FUND	(793,903)	315,007	(493,931)
Opening shareholders' funds	(431,316)	(746,323)	(252,392)
Closing shareholders' funds	(1,225,219)	(431,316)	(746,323)

Notes (forming part of the financial information)

1 STATEMENT OF ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial information of Goldshore Limited and its subsidiaries.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with the Financial Reporting Standard for Smaller Entities (effective March 2000).

Consolidation

The financial statements consolidate the accounts of Goldshore Limited and its subsidiary undertakings.

On 14 February 2000, Cybercall Limited was acquired by Goldshore Limited for a consideration satisfied by the issue of 35,472 Ordinary Shares of £1 each.

The trade of Cybercall Limited for the period from 1 October 1999 to 14 February 2000 has been included in the audited consolidated financial statements of Goldshore Limited for the year ended 31 December 2000, as if it were a subsidiary company throughout the period on the basis that Cybercall Limited was effectively controlled by Goldshore Limited at all times.

Turnover

Turnover represents the total invoice value, excluding value added tax, of goods sold and commission receivable during the year.

Depreciation of tangible fixed assets

Depreciation is provided at the following annual rates in order to write off each asset over its useful life:

Office equipment	20-25% on cost
Computer equipment	33.3% on cost
Leasehold improvements	Over the term of the lease

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Amortisation of intangible fixed assets

Intangible fixed assets, other than goodwill, are amortised over the directors' estimate of their economic useful life.

Domain names	On impairment review by the directors

Stocks

Stocks are stated at the lower of cost and net realisable value.

Net realisable value is based on estimated selling price less further costs to completion and disposal.

Deferred taxation

Deferred taxation is provided in full using the deferral method on all timing differences that have originated but not reversed by the balance sheet date.

Leasing and hire purchase commitments

Assets held under finance leases and hire purchase contracts are capitalised in the balance sheet and are depreciated over their estimated useful lives. The interest element of the rental obligations is charged to the profit and loss account over the period of the lease.

Lease payments under operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Pension costs

The company pays contributions into a money purchase (defined contribution) pension scheme. Contributions payable to this scheme are charged to the profit and loss account in the period to which they relate. These contributions are invested separately from the company's assets.

2 OPERATING LOSS

	Years ended 31 December		
	2001	*2000*	*1999*
	£	*£*	*£*
Operating loss is stated:			
After charging:			
Depreciation of fixed assets	92,494	80,670	6,489
Auditors' remuneration	12,000	8,000	6,500
After crediting:			
Profit on disposal of tangible assets	5,478	–	–

3 INFORMATION ON DIRECTORS

	Years ended 31 December		
	2001	*2000*	*1999*
	£	*£*	*£*
Directors' emoluments			
Emoluments	87,239	193,068	62,376
Pension contributions to money purchase (defined contribution) schemes	6,607	17,516	–
	93,846	210,584	62,376

4 PENSION COSTS

Money purchase (defined contribution) pension scheme

The company has commitments to pay contributions into a pension scheme for two of its directors and other employees. No money has yet been paid into any pension funds to meet these commitments. The pension cost charge represents contributions payable by the company and amounted to £21,108 (2000:£41,880) (1999: £NIL). These amounts are included in accruals.

5 TAX ON LOSS ON ORDINARY ACTIVITIES

	Years ended 31 December		
	2001	*2000*	*1999*
	£	*£*	*£*
The taxation charge comprises:			
Adjustment in respect of prior years	–	390	(390)

There is no liability to corporation tax in the year. At the year end there were corporation tax losses reflecting the groups retained losses available for carry forward to set against future profits.

6 INTANGIBLE FIXED ASSETS

	Domain names £	*Total* £
Cost and net book value		
As at 1 January 1999	–	–
Additions for the year	–	–
As at 31 December 1999	–	–
Additions for the year	5,560	5,560
As at 31 December 2000	5,560	5,560
Additions for the year	267	267
As at 31 December 2001	5,827	5,827

7 TANGIBLE FIXED ASSETS

	Office equipment £	*Computer equipment* £	*Leasehold Improvement* £	*Total* £
Cost				
As at 1 January 1999	5,114	11,616	–	16,730
Additions	4,255	8,791	–	13,046
As at 31 December 1999	9,369	20,407	–	29,776
Additions	40,955	218,424	146,801	406,180
As at 31 December 2000	50,324	238,831	146,801	435,956
Additions	757	32,495	–	33,252
Disposals	(917)	(76,773)	–	(77,690)
As at 31 December 2001	50,164	194,553	146,801	391,518
Depreciation				
As at 1 January 1999	1,727	7,798	–	9,525
Charge for the year	1,067	5,422	–	6,489
As at 31 December 1999	2,794	13,220	–	16,014
Charge for the year	9,485	62,211	8,974	80,670
As at 31 December 2000	12,279	75,431	8,974	96,684
Charge for the year	12,534	67,612	12,348	92,494
On disposals	(153)	(19,969)	–	(20,122)
As at 31 December 2001	24,660	123,074	21,322	169,056
Net book value				
As at 31 December 1999	6,575	7,187	–	13,762
As at 31 December 2000	38,045	163,400	137,827	339,272
As at 31 December 2001	25,504	71,479	125,479	222,462

8 SUBSIDIARY UNDERTAKINGS

Details of investments in which the Group holds 20% or more of the nominal value of any class of share capital are as follows:

Names and country of incorporation	*Type of Shareholding*	*Proportion held*
GLS Holdings Limited, UK	Ordinary shares	100%
C@ Limited, UK	Ordinary shares	100%
Staff Shop Limited, UK	Ordinary shares	100%
Alysium Limited, UK	Ordinary shares	100%
Avenue-one.com Limited, UK	Ordinary shares	100%
Cybercall Limited, UK	Ordinary shares	100%
Keydis Limited, UK	Ordinary shares	100%

The entire share capital of both C@ Limited and Staff Shop Limited is held by GLS Holdings Limited. The entire share capital of both Avenue-one.com Limited and Alysium Limited is held by C@ Limited. All the subsidiaries are held directly by Goldshore Limited.

9 DEBTORS

	Years ended 31 December		
	2001	*2000*	*1999*
	£	*£*	*£*
Trade debtors	101,320	109,261	17,557
Other debtors	61,261	37,387	247,604
	162,581	146,648	265,161

10 CREDITORS: amounts falling due within one year

	Years ended 31 December		
	2001	*2000*	*1999*
	£	*£*	*£*
Bank loans and overdrafts	48,443	–	–
Trade creditors	218,232	145,553	58,246
Taxation and social security	112,213	30,254	10,653
Other creditors	232,458	113,527	13,312
	611,346	289,334	82,211

Net bank overdrafts amounting to £48,443 (2000:£NIL) (1999:£NIL) are secured by a fixed and floating charge over the assets of the group.

11 CREDITORS: amounts falling due after more than one year

	Years ended 31 December		
	2001	*2000*	*1999*
	£	*£*	*£*
Other creditors	1,014,628	692,224	1,047,750

12 SHARE CAPITAL

	Years ended 31 December		
	2001	*2000*	*1999*
	£	*£*	*£*
Authorised			
4,997,000 (2000: 4,997,000; 1999:1,998,000) Ordinary shares of £1	4,997,000	4,997,000	1,998,000
7,500,000 (2000:1,500,000; 1999:1,000,000) "A" ordinary shares of 0.2p	15,000	3,000	2,000
	5,012,000	5,000,000	2,000,000
Allotted, called up and fully paid:			
2,586,933 (2000: 2,586,933; 1999: 459,461) Ordinary shares of £1	2,586,933	2,586,933	459,461
966,042 (2000:757,235;1999:722,950) "A" ordinary shares of 0.2p	1,932	1,514	1,446
	2,588,865	2,588,447	460,907

On 14 February 2000, 1,222,000 Ordinary shares of £1 each were issued at par.

On 19 April 2000, 20,000 Ordinary shares of £1 each were issued at par.

On 12 June 2000, the authorised share capital was increased from £2,000,000 to £5,000,000 by the creation of 2,999,000 Ordinary shares of £1 and 500,000 "A" Ordinary shares of 0.2p.

On 17 November 2000, 850,000 Ordinary shares of £1 each were issued at par.

On 17 November 2000, 34,285 "A" Ordinary shares of 0.2p each were issued at par.

During February 2000, the group acquired 100% of the Ordinary share capital of Cybercall Limited, a company that provides call centre services, in return for 35,472 Ordinary shares of £1 each. These shares were issued at par on the acquisition.

On 5 June 2001, the authorised share capital was increased from £5,000,000 to £5,012,000 by the creation of 6,000,000 "A" ordinary shares of 0.2p.

On 7 June 2001, 208,807 "A" ordinary shares of 0.2p each were issued in exchange for the sum of £50,000.

Share options to subscribe for 623,155 'A' Ordinary Shares of 0.2p each were granted to certain directors and employees during the year. None of these share options had been exercised by 31 December 2001.

13 SHARE CAPITAL AND RESERVES

	Share capital	*Share premium*	*Profit and Loss Account*	*Total*
	£	*£*	*£*	*£*
At 1 January 1999	460,907	1,447	(714,746)	(252,392)
Movement in period	–	–	(493,931)	(493,931)
At 31 December 1999	460,907	1,447	(1,208,677)	(746,323)
Movement in period	2,127,540	–	(1,812,533)	315,007
At 31 December 2000	2,588,447	1,447	(3,021,210)	(431,316)
Movement in period	418	49,582	(843,903)	(793,903)
At 31 December 2001	2,588,865	51,029	(3,865,113)	(1,225,219)

14 NOTES TO THE STATEMENT OF CASH FLOWS

	Years ended 31 December		
	2001	*2000*	*1999*
	£	£	£
NET CASH OUTFLOW FROM OPERATING ACTIVITIES			
Operating loss	(839,503)	(1,812,557)	(476,398)
Depreciation	92,494	80,670	6,489
Decrease/(increase) in stocks	2,068	(4,298)	(426)
(Increase)/decrease in debtors	(15,933)	118,513	(234,980)
Increase in creditors	253,569	207,123	13,899
Profit on disposal	(5,478)	–	–
	(512,783)	(1,410,549)	(691,416)
RETURNS ON INVESTMENT AND SERVICING			
Interest paid	(4,468)	(129)	(17,949)
Interest received	68	543	26
	(4,400)	414	(17,923)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Purchase of tangible fixed assets	(33,252)	(406,180)	(13,046)
Receipts from sales of tangible fixed assets	63,046	–	–
Purchase of intangible fixed assets	(267)	(5,560)	–
	29,527	(411,740)	(13,046)
FINANCING			
Issue of ordinary shares	50,000	2,127,540	–
Increase/(decrease) in shareholder loans	172,404	(355,526)	1,047,750
Increase in other loans	170,000	–	–
	392,404	1,772,014	1,047,750

15 ANALYSIS OF NET DEBT

	As at start of period £	Cash flow £	As at end of period £
Year ended 31 December 1999			
Cash at bank and in hand	–	104,289	104,289
Bank overdraft	(221,466)	221,466	–
	(221,466)	325,755	104,289
Shareholder loans	–	(1,047,750)	(1,047,750)
	(221,466)	(721,995)	(943,461)
Year ended 31 December 2000			
Cash at bank and in hand	104,289	(50,251)	54,038
Bank overdraft	–	–	–
	104,289	(50,251)	54,038
Shareholder loans	(1,047,750)	355,526	(692,224)
	(943,461)	305,275	(638,186)
Year ended 31 December 2001			
Cash at bank and in hand	54,038	(46,809)	7,229
Bank overdraft	–	(48,443)	(48,443)
	54,038	(95,252)	(41,214)
Shareholder loans	(692,224)	(172,404)	(864,628)
Loan notes	–	(170,000)	(170,000)
	(638,186)	(437,656)	(1,075,842)

16 REVENUE COMMITMENTS

At the year end the group and company were committed to making the following payments during the next year in respect of operating leases with expiry dates as follows:

	Other			Land and buildings		
	2001 £	2000 £	1999 £	2001 £	2000 £	1999 £
Within one year	–	–	–	6,990	–	–
More than on year and less than five years	23,139	–	–	–	15,750	15,750
More than five years	–	–	–	25,000	25,000	–
	23,139	–	–	31,990	40,750	15,750

17 TRANSACTIONS WITH DIRECTORS

	2001 £	2000 £	1999 £
Amounts owed to directors			
A R Newsome	861,801	688,305	1,047,750

No interest is payable on the above loans that have no due date for repayment except as disclosed in note 18.

18 POST BALANCE SHEET EVENTS

After the year end, Mr A R Newsome advanced a further £30,000 to the company.

On 5 January 2002, options to subscribe for 214,901 'A' Ordinary Shares of 0.2p each were granted to certain directors and employees.

On 2 April 2002, the Ordinary Shares in the Company were divided into 0.2p Ordinary Shares and 99.8p Deferred Ordinary Shares. Immediately following this subdivision the 0.2p Ordinary Shares and the 0.2p 'A' Ordinary Shares were consolidated into a single class of shares.

On 23 April 2002, Mr Newsome converted £391,801 of his directors loan into 2,037,969 Ordinary Shares of 0.2p in the Company. In return he agreed to accept that the balance should be repaid to him in equal annual instalments commencing 30 April 2003 or at such earlier time or times as the Company may in its absolute discretion elect. The loan will carry interest at 5% per annum. Also on 23 April 2002, a further loan from Mr A Newington-Bridges of £150,000 was converted into 627,000 0.2p Ordinary Shares in the Company.

On 23 April 2002, 838,056 'A' Share options of 0.2p were exercised and converted to 0.2p Ordinary Shares in the Company.

On 23 April 2002, Mr I Stokes subscribed for 221,506 0.2p Ordinary Shares in the Company and Mr A Newington-Bridges subscribed for 216,000 0.2p Ordinary Shares in the Company. A further 4,906,494 0.2p Ordinary Shares were also issued at par on the same date.

19 GOING CONCERN

The Company has made losses in the year to 31 December 2001 totalling £843,903 and at 31 December 2001 the Company had a deficit on its balance sheet totalling £1,225,219.

Following the reconstruction of the Company's shares referred to in Note 18, the entire share capital of the Company was exchanged for shares in Goldshore Holdings Plc on 23 April 2002 and the Company, therefore, became a subsidiary of that Company. Goldshore Holdings Plc has applied to have its shares listed on ShareMark and is seeking to raise additional funds for the group by way of an offer for subscription of up to 2,000,000 Ordinary Shares of 10p each at 50p per Ordinary Share. The directors have negotiated that this offer for subscription will be underwritten for £400,000 and are confident that the terms of the underwriting agreement will be satisfied. Accordingly, the directors are confident that this minimum amount will become available to the Group.

The directors have prepared forecasts, which indicate that this will, taken together with the continuing support of Mr Newsome, provide sufficient funds to enable it to meet its commitments as they fall due.

The directors are confident that the listing on ShareMark will proceed successfully and as a result they believe that it is appropriate to prepare these financial statements on a going concern basis. These financial statements do not reflect any adjustments that may become necessary should the going concern basis no longer be appropriate.

20 RELATED PARTY TRANSACTIONS

Mr Newsome and Mr Stokes have given guarantees satisfactory to the bank to support the companies overdraft facilities.

Yours faithfully

The Young Company

PART IV
ADDITIONAL INFORMATION

1 The Group

1.1 Goldshore Limited was incorporated in England and Wales on 22 June 1994 under the Act with registered number 2941804 as a private limited company.

1.2 Goldshore Holdings Plc was incorporated in England and Wales on 13 March 2002 with registered number 4393848.

1.3 The principal legislation under which the Group operates is the Act and any regulations made hereunder.

1.4 The liability of the members of the Group is limited.

1.5 The principal activity of the Group is a general commercial company.

1.6 The Company's registered office is at Westminster House Spitfire Close Ermine Business Park Huntingdon Cambridgeshire PE29 6WZ.

1.7 The Company has applied for a certificate under section 117 of the Act, entitling it to commence business.

1.8 The Company currently has one wholly owned subsidiary, Goldshore Limited.

1.9 Goldshore Limited's registered office is Westminster House, Spitfire Close, Ermine Business Park, Huntingdon Cambridgeshire PE29 6WZ.

1.10 Goldshore Limited has 7 wholly owned subsidiaries; CyberCall Limited, Staff Shop Limited (dormant), Keydis Limited, Avenue-One.com Limited (dormant), Alysium Limited (dormant), C@ Limited (dormant) and GLS Holdings (dormant) Limited.

All the share capital of both C@ Limited and Staff Shop Limited is held by GLS Holdings Limited. All the share capital of both Avenue-one.com Limited and Alysium Limited is held by C@ Limited. All the share capital of GLS Holdings Limited is held by Goldshore Limited.

2 Share Capital

2.1 (i) The Company was incorporated with an authorised share capital of £5,000,000 divided into 50,000,000 shares of 10p each of which 2 subscriber shares were in issue.

(ii) On 22 April 2002 the articles of association were amended to create a new class of Deferred Shares being £4,987,006 divided into 4,997,000 Shares of 99.8p each.

(iii) Holders of Deferred Shares shall have no right to participation in any dividend declared by the Company and shall not be entitled to vote at any meeting of the Company. Their sole right shall be to participate in any disitribution of capital on a winding-up as referred to in 3.2(iii) below.

2.2 The following is a summary of the changes in the issued share capital of the Company since incorporation:

(i) On 23 April 2002 resolutions were passed to acquire the entire issued share capital of Goldshore Limited in consideration for the issue of 12,399,998 Ordinary Shares and 2,586,933 Deferred Shares in Goldshore Holdings Plc.

2.3 The Directors are empowered pursuant to the articles of association adopted by resolutions passed on 22 April 2002:

(i) generally and unconditionally pursuant to and in accordance with section 80 of the Act to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount of £500,000 for a period expiring on 22 April 2007; and

(ii) to allot securities wholly for cash such authority expiring on 22 October 2003 (unless renewed):

(a) in connection with any rights issue; and

(b) otherwise than in connection with any rights issue, up to an aggregate nominal amount equal to the limit in section 89 of the Act,

as if section 89(1) of the Act did not apply to any such allotment; and

2.4 Except as disclosed in this document:

(i) there has been no change in the share capital of the Company and no capital of the Company has been allotted for cash or for a consideration other than cash;

(ii) except for rights under section 89 of the Act, no person has any preferential subscription rights for any shares of the Company which are issued;

(iii) no share capital of the Company is currently under option or has been agreed, conditionally or unconditionally, to be put under option;

(iv) since incorporation no commissions, discounts, brokerages or other special terms have been granted by the Company, or is now proposed in connection with the issue or sale of any share or loan capital of the Company.

(v) The Company does not have in issue any securities not representing share capital and there are no outstanding convertible securities issued by the Company.

(vi) there is no present intention to issue any of the authorised but unissued share capital of the Company.

2.5 The Existing Ordinary Shares and the Offer Shares, will rank *pari passu* in all respects.

2.6 Save as disclosed in this document, no founders, management or Deferred Shares have been issued by the Company.

3 Memorandum and Articles of Association

3.1 The Memorandum of Association of the Company provides that the Company's principal object is to carry on business as a general commercial company. The main objects of the Company are set out in full in clause 4 of the Memorandum of Association of the Company. The liability of the members is limited.

3.2 The Articles of Association of the Company adopted on 22 April 2002 contain, *inter alia*, provisions as summarised below:

(i) Voting

a) Subject to any special rights or restrictions as to voting for the time being attached to any shares, on a show of hands every holder of Ordinary Shares who, being an individual, is present in person or, being a corporation, is present by a duly authorised representative, not being himself a member, shall have one vote, and on a poll every holder of Ordinary Shares who is present in person or by proxy shall have one vote for every Ordinary Share held by him.

b) Unless the Directors otherwise decides, a member of the Company shall not be entitled, in respect of any Ordinary Share held by him, to vote, either personally of by proxy, at any general meeting of the Company unless all calls and other amounts payable by him in respect of that Ordinary Share have been paid.

c) A member of the Company shall not, if the directors so determine, be entitled to attend or vote if he or any other person appearing to be interested in such Ordinary Shares has failed to comply with notice given under section 212 of the Act. The restrictions will continue until seven days after the earlier of the information required by the notice having been supplied to the Company or until the Ordinary Shares in question are transferred or sold in the circumstances set out in the Articles of Association.

(ii) Dividends

The Company may by ordinary resolution declare a dividend to be paid to members according to their respective rights and interests in the profits of the Company. No dividend shall exceed the amount recommended by the Directors.

Unclaimed dividends will be forfeited after a period of twelve years after having been declared or become due for payment and will thereupon cease to remain owing by the Company.

(iii) Return of Capital on a winding up

If the Company is in liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Act and every other statute, statutory instrument, regulation or order for the time being in force, divide among the members in specie the whole or any part of the assets of the Company or vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like sanction shall think fit, but no member shall be compelled to accept any assets upon which there is any liability.

(iv) *Variation of Rights*

Whenever the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied in such manner, if any, as may be provided by those rights or with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of such holders. The necessary quorum at such meeting is two persons holding or representing by proxy issued shares of that class. Every holder of shares of that class shall on a poll have one vote in respect of every share of the class held by him and a poll may be demanded by any one holder of shares of the class whether present in person or by proxy. The rights attached to any class of shares shall not be varied by either the creation or issue of further shares ranking *pari passu* with them, but in no respect in priority thereto, or the purchase by the Company of any of its own shares.

(v) *Alteration of Capital*

The Company may by ordinary resolution increase its share capital and may, by special resolution, consolidate and divide its share capital into shares of larger amounts or sub-divide its shares into shares of smaller amounts or cancel any shares not taken or agreed to be taken. Subject to the provisions of the Statutes and to any rights conferred on the holders of any class of shares, the Company may by special resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

(vi) *Transferability*

All transfers of uncertificated shares may be made in accordance with and be subject to the Uncertificated Securities Regulations 1995 ("the Regulations") and the facilities and requirements of the relevant system of paperless transfer. All transfers of certificated share may be effected by an instrument of transfer in writing in any usual form or in any other form acceptable to the Directors. The instrument of transfer must be executed by or on behalf of the transferor and, except in the case of fully-paid shares, by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. The registration of transfer may be suspended at such times and for such periods, not exceeding thirty days in any year, as the Directors may from time to time determine and either generally or in respect of any class of shares. The Directors may decline to recognise any instrument of transfer unless it is in respect of only one class of share and is lodged (duly stamped if required) at the Registrar's Office accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do). In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question. The Directors may (in their absolute discretion and without assigning any reason therefor) refuse to register any transfer of shares (not being fully-paid shares). The Directors may also refuse to register any allotment or transfer of shares (whether fully-paid or not) in favour of more than four persons jointly. If the Directors refuse to register any allotment or transfer, they shall within two months after the date on which the letter of allotment or transfer, was lodged with the Company send to the allottee or transferee notice of the refusal.

4 Directors' and Other Interests

4.1 The interests of the Directors, including interests of any persons connected with them within the meaning of section 346 of the Act, in the Ordinary Share capital of the Company as at 23 April 2002 (being the latest practicable date prior to the printing of this document) which have been notified to the Company pursuant to the section 324 of the Act and/or are required to be entered into the register of directors' interests maintained under the provisions of section 325 of the Act, or could with reasonable diligence, be ascertained by the Directors) and as they are expected to be immediately following completion of the Offer (assuming Full Subscription) together with the percentages which such interests represent of the Ordinary Shares in issue are as follows:

Name	*Before the Offer*		*Following the Offer*	
	Number of Ordinary Shares	*Percentage of Share Capital*	*Number of Ordinary Shares*	*Percentage of Share Capital*
Anthony Richard Newsome	4,525,717	36.50	4,525,717	31.43
William Eric Nuttall	940,000	7.58	940,000	6.53
Ian Stuart Stokes	432,000	3.48	432,000	3.00
Andrew Alexander Newington-Bridges	843,000	6.80	843,000	5.85

All of the above interests of the Directors are beneficial interests save for 148,525 Ordinary Shares which comprise 1.03% and are beneficially owned by persons connected with Anthony Richard Newsome.

The following Directors have the following numbers of Deferred Shares: Mr Newsome 2,190,697 and Mr Stokes 10,000.

4.2 Save as disclosed in this document, none of the Directors, or any person connected with any of them within the meaning of section 346 of the Act, has any interest in the share capital of the Company or any of its subsidiaries.

4.3 The following executive Directors have entered into service contracts with the Company:

(i) Anthony Richard Newsome was appointed Chairman under a Service Agreement with the Company dated 21 March 2002. The appointment is for an initial term of three years, terminable at any time by either party on 6 months' notice. Mr Newsome's initial salary will be £30,000 a year, inclusive of Director's fees.

(ii) Ian Stuart Stokes was appointed Managing Director under a Service Agreement with the Company dated 21 March 2002. The appointment is for an initial term of three years, terminable at any time by either party on 12months' notice. Mr Stokes' initial salary will be £60,000 a year, inclusive of Director's fees.

(iii) William Eric Nuttall was appointed Finance Director under a Service Agreement with the Company dated 21 March 2002. The appointment is for an initial term of three years, terminable at any time by either party on 6 months' notice. Mr Nuttall's initial salary will be £30,000 a year, inclusive of Director's fees.

4.4 Company has entered into a letter of appointment with Andrew Alexander Newington-Bridges as a Non Executive Director under a Letter of Appointment with the Company dated 21 March 2002. The appointment is terminable at any time by either party on 6 months' notice, and will terminate 3 years from the date of the letter of appointment. Fees of £10,000 per annum are payable in respect of the services of Mr Newington-Bridges.

4.5 Except as disclosed in this document, there are no existing or proposed service contracts between the Company and any of the Directors which expire or are terminable by the Company without payment of compensation within one year.

4.6 Save as disclosed above, as at the date of this document, assuming Full Subscription, so far as the Company is aware, the only persons who are or will be directly or indirectly interested in three per cent or more of the issued shares of the Company are as follows:

Shareholder	*Before the Offer*		*Following the Offer*	
	Number of Ordinary Shares	*Percentage of Share Capital*	*Number of Ordinary Shares*	*Percentage of Share Capital*
Trustees for John Fox Pension Scheme	476,000	3.84	476,000	3.31

4.7 Save as disclosed above, the Company is not aware of any person who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

4.8 In the period from 22 June 1994 the predecessor to the Company, Goldshore Limited was largely funded by loans from Anthony Richard Newsome. The total amount of loans currently outstanding (which have not borne interest) is £500,000. The loans will be repaid in five annual instalments of £100,000.

5 Information on the Directors

5.1 The Directors hold and have previously held during the five years immediately preceding the date of this document, the following other directorships (including holding office in an overseas company):

Director	*Current Directorships*	*Past Directorships*
Anthony Richard Newsome	Staff Shop Limited Goldshore Limited C@ Limited GLS Holdings Limited Avenue-one.com Limited Cybercall Limited Redro Systems Limited Simon Dalton Furniture Limited Ananbell Limited Winchester Football Club Limited Winchester Home Services Limited	Somborne Limited (dissolved) Collectcom Limited (dissolved) The Competitive Advantage Business Limited (dissolved) Drawstone Limited (dissolved) Redstone Communications Limited Callsure Limited Surenet Limited Alysium Limited Cre8tiv Limited
William Eric Nuttall	WEN Limited International Communication Training Limited Flint Productions Limited Winchester Enterprise Network Limited Klick-on.com Limited Cultural Awareness Limited Shop4value Limited	Somborne Limited (dissolved) The Antiques & Fine Art Fund Limited (dissolved) Northern Telecom Services Limited (dissolved) PNC Telecom Plc Cleartone Holdings Plc
Ian Stuart Stokes	Keydis Limited Goldshore Limited Cybercall Limited	none
Andrew Alexander Newington-Bridges	Hydrangea Limited Offshore Management Services	Isle of Man Gundog Society Limited

5.2 Save as disclosed above none of the Directors is currently a director of any company or a partner in any partnership or has been a director of a company or a partner in any partnership in the five years immediately preceding the date of this document.

5.3 None of the Directors have any unspent convictions relating to an indictable offence or has been declared bankrupt or has made or been the subject of any individual voluntary arrangement.

6 Share Option Schemes

The Directors intend to adopt unapproved, approved and Enterprise Management Incentive share option schemes which will represent cumulatively not more than 10% of the share capital of the Company outstanding from time to time. No option will be granted below market value or the value of the shares as determined by the auditors.

7 Payments to Promoters

7.1 No person (other than professional advisers named in this Document and trade suppliers) has:

(a) received, directly or indirectly, from the Company within the 12 months preceding the application for Admission to trading on ShareMark; or

(b) entered into contractual arrangements (not otherwise disclosed in this Document) to receive, directly or indirectly, from the Company on or after Admission any of the following:

(i) fees totalling £10,000 or more; or

(ii) securities in the Company with a value of £10,000 or more, calculated by reference to the expected opening price; or

(iii) any other benefit with a value of £10,000 or more at the date of Admission.

Each of the Directors is, or may be deemed to be, a promoter of the Company.

8 Material Contracts

The following contract, not being a contract entered into in the ordinary course of business, has been entered into by the Company or members of the Group since incorporation which are, or may be, material:

underwriting agreement between Goldshore Holdings Plc and Pearl Corporate Finance Limited dated 23 April 2002.

9 Working Capital

The Company is of the opinion that, having made due and careful enquiry and having regard to available bank and other facilities and the anticipated net proceeds of the Offer receivable by the Company, the working capital available to the Company will be sufficient for its present requirements, that is for at least the next twelve months.

10 Litigation

No legal or arbitration proceedings are active, pending or threatened against or being brought by the Group which are having or may have a significant effect on the Group's financial position.

11 Taxation

The statements below are general in character and are intended only as a general guide to certain aspects of current tax law and UK Inland Revenue Practice. The statements assume that the Ordinary Shares are held as an investment not as an asset of a financial trade and that any dividends are not foreign income dividends. Prospective subscribers for or purchasers of Ordinary Shares who are in any doubt about their tax position and, in particular, those who are subject to taxation in a jurisdiction other than the UK, are strongly advised to consult their own professional advisor.

Application for the Company to qualify for the reliefs available under the Enterprise Investment Scheme and to Venture Capital Trusts will be made by the Company's auditors. The Directors are confident that such permissions will in due course be forthcoming but no formal response has yet been received from the Inland Revenue. No confirmation of the eligibility to the Ordinary Shares for EIS relief has yet been obtained. See Risk Factors on page 19.

11.1 Tax on dividends

A dividend paid to a non-corporate shareholder is treated as being paid with a tax credit equal to one ninth of the net dividend. Thus there will be a tax credit of 10 per cent on the gross dividend, that gross dividend being equal to the sum of the net dividend and the accompanying tax credit. Individual shareholders whose income is within the starting or basic rate bands will be liable to tax at 10 per cent on their gross dividend income and the tax credit will therefore satisfy their income tax liability on UK dividends. Individual shareholders who are liable to income tax at the higher rate of tax will be charged to tax at 32.5 per cent on their gross dividend. After taking account of the 10 percent tax credit, this will represent additional tax of 25 percent of the net dividend received.

Tax credits on dividends are no longer reclaimable by shareholders save that tax credits on shares held in a capital PEP or ISA may continue to be reclaimed in respect of dividends paid prior to 6 April 2004.

Subject to certain exceptions for certain insurance companies and companies which hold shares as trading stock, a UK resident corporate shareholder who receives a dividend paid by the Company will not be taxable on the dividend. Pension providers and most UK corporate shareholders are not entitled to payment of tax credits by the Inland Revenue. However certain charities and other bodies entitled to special exemptions can continue to claim tax credits, or a portion thereof, in respect of dividends paid prior to 6 April 2004.

Persons who are not resident in the UK should consult their own tax advisers on whether or not they can benefit from all or part of any tax credit and what relief or credit may be claimed in the jurisdiction in which they are resident.

11.2 Taxation of chargeable gains

If a shareholder disposes of any Ordinary Shares he or she may, depending on the shareholder's particular circumstances, incur a liability to taxation on chargeable gains. Individuals, personal representatives and trustees, may be entitled to taper relief, which will serve to reduce the chargeable gain. Companies are not entitled to taper relief, but are due indexation allowance, which may also reduce the chargeable gain.

11.3 Stamp duty and Stamp Duty Reserve Tax ("SDRT")

Except in relation to depository receipt arrangements and clearance services where special rules apply, under current law, no stamp duty or SDRT will be payable on the issue of shares.

11.4 Summary of the main provisions relating to EIS

Set out below is a summary of the main provisions of the Enterprise Investment Scheme, so far as is relevant to the Company and investors, as set out in the Income and Corporation Taxes Act 1988 as amended by the Finance Acts 1994 to 2001. It does not set out the provisions in full and intending investors are strongly advised to seek independent professional advice.

EIS tax relief

The income tax relief, the capital gains tax exemption relief and capital gains tax deferral relief together comprise tax relief under EIS legislation. EIS can only be claimed by a qualifying individual who subscribes for eligible shares issued by a qualifying company on or after 1 January 1994, with the exception of capital gains tax deferral relief which may also be claimed by certain trustees.

11.4.1 Income tax relief

Individuals eligible for relief can credit an amount equal to tax at the lower rate on the amounts subscribed for qualifying shares in qualifying companies against their total liability to income tax for the tax year in which those shares are issued. For the tax year 2001/2002 the relief is obtained at a rate of 20 per cent. It does not matter where the individual resident for tax purposes but relief is only available against United Kingdom taxable income. The amount of income tax relief cannot exceed an individual's tax liability before other reliefs given by way of discharge of tax.

An investor can claim to carry back part of his or her subscription to the previous tax year where EIS shares are issued before October. The amount that can be carried back is the lesser of £25,000 and 50 per cent of the shares comprised in an issue.

11.4.2 Capital Gains Tax relief

To the extent EIS income tax relief is available and not liable to be withdrawn any gain accruing to an individual on the first disposal 3 or more years after the issue of the qualifying shares is exempt from capital gains tax ("CGT").

11.4.3 Capital Gains Tax deferral

The liability to CGT arising from the disposal of any asset may be deferred by investing the gain in the shares of a qualifying company. Investment must be made within the time period beginning 1 year before and ending 3 years after the original gain. There is no limit upon the amount of gain which may be deferred, and the relief may be claimed by certain trustees as well as individuals.

11.4.4 Reliefs Generally

Joint investors

Applications from joint investors are permissible. The tax relief is apportioned equally.

Claims

An investor must claim EIS relief no later than the fifth anniversary of the 31st January following the tax year in which the Company issued the shares.

Limits of relief

An individual cannot claim relief in respect of any amount subscribed for eligible shares in excess of £150,000 (across a number of qualifying companies) in any tax year, regardless of whether the shares are issued in that or a subsequent tax year. This limit does not apply in the case of CGT deferral relief.

Relief is only available if an individual subscribes an amount exceeding £500 in the tax year for shares in the Company (including amounts carried back in the previous year).

11.4.5 Qualifying status

Although the Company presently expects to satisfy the relevant conditions contained in the legislation, neither the Company nor any of the Directors makes any warranty or gives any undertaking that EIS relief will be available in respect of any investment in the Offer Shares pursuant to this document, nor do they warrant or undertake that the Company will keep its qualifying status throughout the relevant three year period or that, once given, the relief will not be withdrawn.

11.5 Loss relief

Where a loss is incurred by an investor on the first disposal of his or her shares the net loss (after EIS income tax relief) may be set against either chargeable gains or taxable income at the election of the investor and at the then applicable marginal rate of tax.

11.6 Venture Capital Trusts ('VCTs')

It is anticipated that on the basis of the information provided, the Inland Revenue will give provisional confirmation that the Company will comply with the requirements of Schedule 28B of ICTA 1988 and that the Ordinary Shares will be eligible shares. The status of the Ordinary Shares as a qualifying holding for VCT purposes will be conditional, *inter alia*, upon the Company continuing to satisfy the relevant requirements. The application to the Inland Revenue requested provisional approval for the following:

11.6.1 that the issue of Ordinary Shares in the Company to VCTs will be regarded as an issue of 'eligible shares' under section 842AA ICTA 1988;

11.6.2 that the activities of the Company as described above will constitute a 'qualifying trade' under paragraphs 4 and 5 of Schedule 28B of ICTA 1988;

11.6.3 that the Company will be regarded as a 'qualifying company' for the purposes of paragraphs 3 and 9 of Schedule 28B of ICTA 1988;

11.6.4 that the amount raised by the proposed investment and the proposed application of moneys by the Company will meet the conditions specified in paragraphs 6 to 8 of Schedule 28B of ICTA 1988; and

11.6.5 that the proposed investments in Ordinary Shares by VCTs will, in each case, be regarded as 'qualifying holdings' as defined in section 842AA(13) and Schedule 28B of ICTA 1988.

If you are in any doubt as to your tax position, or are subject to taxation in a jurisdiction other than the United Kingdom, you should consult an appropriate professional adviser without delay.

12 General

12.1 The minimum amount which, in the opinion of the Directors, must be raised by the Company under the Offer to provide the sums required in respect of the matters specified in paragraph 21 of Schedule 1 to the POS Regulations is £400,000 which will be applied as follows:

(i) the purchase of any property purchased or to be purchased – £nil

(ii) the payment of preliminary expenses payable by the Company and commissions payable in relation to the Offer – £95,000 excluding VAT;

(iii) the repayment of money borrowed by the Company in respect of (i) or (ii) above – nil;

(iv) Working capital – £305,000.

There are no amounts to be provided otherwise than from the proceeds of the Offer in respect of the matters specified in paragraphs 21(a) (i) to (iv) of Schedule 1 to the POS Regulations.

12.2 The total costs and the expenses in connection with the Offer are estimated to be £95,000 excluding VAT and are all payable by the Company.

12.3 The principal activities of the Company are described in Part I of this document. Save as disclosed in Part I of this document, there are no exceptional factors which have influenced the Company's activities.

12.4 Save as set out in this document, there are no significant investments in progress or under active consideration by the Company.

12.5 There are no arrangements under which future dividends are waived or agreed to be waived.

12.6 The Young Company has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears.

12.7 The Young Company has given and has not withdrawn its written consent to the inclusion herein of its reports on the Company in the form set out in Parts II and III of this document and the references to such reports and letter to itself in the form and context in which they appear and accept responsibility for such reports in accordance with paragraph 45 of Schedule 1 to the POS Regulations.

12.8 Save as disclosed in this document, there are no patents or other intellectual property rights, licences or particular contracts which are of fundamental importance to the Company's business.

12.9 Save as disclosed in this document, there has been no significant change in the financial or trading position of the Company since 25 April 2002, the date to which the accountants reports in Parts II and III of this document were prepared.

12.10 The accounting reference date of the Company is 31 December.

12.11 The Offer is underwritten by Pearl Corporate Finance Limited in an amount of £400,000.

12.12 The Company may pay a commission to intermediaries in an amount not to exceed 3%.

13 Documents Available for Inspection

Copies of the material documents will be available for inspection at Atlantic Law during usual business hours on any weekday (except weekends and public holidays) from the date of this document up to an including fourteen days after the close of the Offer.

13.1 the Memorandum and Articles of Association of the Company;

13.2 the service contracts and letters of appointment referred to in paragraph 4 above;

13.3 the material contract referred to in paragraph 8 above;

13.4 the letters of consent referred to in paragraph 12 above; and

13.5 the accountants' report set out in Parts II and III of this Document;

Copies of this Document will be available free of charge at the registered office of the Company and from the offices of Atlantic Law during normal business hours on any day (except weekends and public holidays) from the date of this Document and will remain available for at least one month after the date of Admission.

Dated: 25 April 2002

PART V

APPLICATION PROCEDURE

Procedure

The instructions and other terms set out in the Application Form constitute part of the terms of the Offer.

If you wish to apply for any of the Offer Shares, you should complete the Application Form in accordance with the instructions printed thereon and return it, together with the full amount payable to Melton Registrars Limited so as to arrive as soon as possible, but in any event not later than 3:00 pm on 22 May 2002 or such later date as the Board may resolve. Applications will be irrevocable and will not be acknowledged. The Directors reserve the right to treat any application not strictly complying with the terms and conditions of application as nevertheless valid. If you post your Application Form you are recommended to allow at least 2 days for delivery.

Cheques or banker's drafts should be made payable to "Melton Registrars Limited – a/c Goldshore Holdings Plc and crossed a/c Payee" and should be drawn in sterling on an account at a branch (which must be in the United Kingdom, the Channel Islands or the Isle of Man) of a bank which is either a settlement member of the Cheque and Clearing Company Limited or the "CHAPS" Clearing Company Limited or a member of either of the committees of the Scottish or Belfast Clearing Houses which has arranged for its cheques and bankers' drafts to be cleared through the facilities provided by either of those companies or those committees (and must bear the appropriate sorting code number in the top right hand corner). An application will be invalid unless these requirements are fulfilled. Cheques and bankers' drafts representing application monies may be presented for payment upon receipt and it is a term of the Offer that cheques will be honoured on first presentation. If any cheque is not honoured on presentation the relevant application may be deemed invalid.

Application monies will be kept in a designated client account of Melton Registrars Limited to the order of the Company pending completion of the Offer. If Melton Registrars Limited has not received the Minimum Subscription in cleared funds by 3.00 pm on 22 May 2002 or such later date as the Board may resolve the Offer will lapse and all monies will be returned to Investors within 14 days thereafter without interest by returning the applicant's cheque or banker's draft or crossed cheque through the post at the risk of the Investor. Any interest earned on the monies in the designated client account will be retained for the benefit of the Company.

If you are in any doubt about the action you should take, you should consult your stockbroker, bank manager, accountant or other professional adviser immediately.

Money Laundering Regulations 1993

The Money Laundering Regulations 1993 ("The Money Laundering Regulations") and the requirements of the FSMA may require Melton Registrars Limited to establish the identity of the person by whom or on whose behalf an Application Form is lodged with payment (which requirements are referred to below as the "Verification of Identity Requirements"). The Person ("the Applicant") who, by lodging an Application Form with payment, as described above agrees to accept the allotment of the Ordinary Shares comprised in such Application Form (or lesser amount of new Ordinary Shares as is to be allotted by the Company in its absolute discretion) ("the Relevant Stock") and any agent lodging such Application Form on his behalf shall thereby be deemed to agree to provide Melton Registrars Limited with such information and other evidence as Melton Registrars Limited may require to satisfy the Verification of Identity Requirements. If the Application Form is submitted by, and/or payment is made by, a UK regulated broker or intermediary acting as agent and which is itself subject to the Money Laundering Regulation, any Verification of Identity Requirements are the responsibility of such broker or intermediary and not Melton Registrars Limited.

If Melton Registrars Limited determines that the Verification of Identity Requirements apply to any acceptance of an allotment, the Relevant Stock will be allotted to the Applicant but (notwithstanding any other term of Offer) will not be issued to him until the Verification of Identity Requirements have been satisfied. If the Verification of Identity Requirements are not satisfied within such period, not being less than 21 business days after a request for evidence of identity is despatched to the Applicant, as the Company may in its absolute discretion allow, the Company will be entitled to make arrangements (in its absolute discretion as to manner, timing and terms) to sell the Relevant Stock and for that purpose the Company will be authorised to act as the agent of the Applicant. Any proceeds from such sale of the Relevant Stock (which shall be issued to, and registered in the name of, the purchasers(s)), net of expenses of sale, will be held by the Company on trust for the Applicant, subject to the requirements of the Money Laundering Regulations.

Melton Registrars Limited is entitled in its absolute discretion to determine whether the Verification of Identity Requirements apply to any Applicant and whether such requirements have been satisfied and neither Melton Registrars Limited nor the Company will be liable to any person for any loss suffered or incurred as a result of the exercise of such discretion or as a result of any sale of Relevant Stock.

If the Verification of Identity Requirements apply, failure to provide the necessary evidence of identity within a reasonable time may result in a delay in the despatch of a definitive stock certificate.

The Verification of Identity Requirements will not usually apply:

(a) If the Applicant is an organisation required to comply with the EC Money Laundering Directive; or

(b) If the Applicant (not being an Applicant who delivers his acceptance in person) makes payment by way of a cheque drawn on an account in name of such Applicant; or

(c) If the aggregate nominal amount of the Relevant Stock is less than £8,500.

In other cases, the Verification of Identity Requirements may apply and satisfaction of these may be facilitated in the following ways:

(i) If payment is made by building society cheque (not being a cheque drawn on an account of the Applicant) or bankers' draft, by the building society or bank endorsing on the cheque or draft the Applicant's name and the number of an account held in the Applicant's name at such building society or bank, such endorsement being validated by a stamp and authorised signature;

(ii) If payment is not made by cheque drawn on account in the name of the Applicant and (i) above does not apply, the Applicant should enclose with his Application Form evidence of his name and address from an appropriate third party, for example, a recent bill from a gas, electricity or telephone company or a bank statement, in each case bearing the Applicant's name and address (originals of such documents (not copies are required; such documents will be returned in due course); and

(iii) If the Application Form is lodged with payment by an agent which is an organisation of the kind referred to in (a) above or which is subject to anti-money laundering regulation in a country which is a member of the Financial Action Task Force (the non-European Union members of which are Australia, Canada, Hong Kong, Iceland, Japan, New Zealand, Norway, Singapore, Switzerland, Turkey and the US), the agent should provide written confirmation that it has that status with the Application Form and written assurance that it has obtained and recorded evidence of the identity of persons for whom it acts and that it will on demand make evidence available to Melton Registrars Limited or the relevant authority.

In order to confirm the acceptability of any written assurance referred to in (iii) above or in any other case, the Applicant should contact Melton Registrars Limited.

If an Application Form in respect of an aggregate nominal amount of Stock of £8,500 or more is lodged by hand by the Applicant in person, he should ensure that he has with him evidence of identity bearing his photograph (for example his passport) and evidence of his address.

Overseas Persons

No person receiving a copy of this Document and/or an Application Form in any territory other than the United Kingdom may treat the same as constituting an invitation to offer to him, nor should he in any event use such Application Form, unless in the relevant territory such an invitation or offer could lawfully be made to him or such Application Form could lawfully be used without contravention of any unfulfilled registration or other legal requirement.

Any person receiving a copy of this Document and/or an Application Form outside the United Kingdom and wishing to make an application for any Ordinary Shares must satisfy himself as to the full observance of the laws of the relevant territory, including obtaining any governmental or other consents which may be required and observing any other formalities needing to be observed in such territory, and is responsible for paying any issue, transfer or other taxes due in such territory. All payments under the Offer must be made in pounds sterling. **A person who is in any doubt as to his position should consult his professional advisers.**

The Ordinary Shares have not been and will not be registered under the Securities Act of 1933, as amended, of the United States ("Securities Act"). Accordingly, except where a transaction is exempt under the Securities Act, the Ordinary Shares may not be offered, sold or renounced, directly or indirectly, in the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction ("US") to or for the account or benefit of a US person. This Document shall not constitute an offer to sell or the solicitation of an offer to buy any of the Offer Shares in the US or to or by any US person.

If an Application form is received by any US person, or the agent of a US person he should not seek to subscribe for any Offer Shares unless it constitutes an exempt transaction under the Securities Act. An application and payment made under an Application Form will constitute a representation and warranty that the person so applying is not a US person and will not hold or acquire any of the Ordinary Shares in the US or to or for the account of a US person or that the application constitutes a transaction which is exempt under the Securities Act.

For the purposes of this document, the term "US person" means a citizen of the US resident in the US, a corporation, partnership or other entity created or organised in or under the laws of the US and an estate or trust, the income of which is subject to US Federal income taxation, regardless of its source, but does not include a branch or agency of a US bank or insurance company that is operating outside the US for valid business reasons as a legally regulated branch or agency engaged in banking or insurance business and not solely for the purpose of investing in securities not registered under the Securities Act.

Similar provisions apply in respect of Canada, Australia and the Republic of Ireland.

Persons resident in other overseas territories should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to subscribe for Ordinary Shares pursuant to the Offer.

Certificates

It is a condition of trading on ShareMark that certificates are lodged with ShareMark in advance. In this respect shareholders may request that any Offer Shares allocated to them are held on their behalf by Share Nominees Limited, the nominee service for the Share Centre to facilitate future trading. The terms for holding shares through Share Nominees Limited are set out on page 50 of this Document.

Where shareholders request definitive certificates representing allotted Offer Shares these are expected to be despatched within five days of completion of the Offer; or within 10 days of clearance of all application monies received pursuant to the Offer, whichever is the later. No temporary documents of title will be issued and pending such despatch, transfers will be certified against the register of members of the Company.

All documents or remittances sent by or to an Applicant, or as he/she may direct, will be sent through the post at his/her own risk.

APPLICATION FORM

This form must be completed and returned to Melton Registrars Limited PO Box 30, Cresta House, Alma Street, Luton, Bedfordshire, LU1 2PU not later than 3.00 pm on 22 May 2002 (unless this deadline is extended by the Directors). If you post your Application Form you are recommended to use first class post and to allow at least 2 business days for delivery. Applications must be for **a minimum of 3,000** Offer Shares and thereafter in multiples of 1,000 Offer Shares.

To: Goldshore Holdings Plc

Dear Sirs

Goldshore Holdings Plc
("the Company")

Offer of up to 2,000,000 Ordinary Shares of 10p each at 50p per share payable in full on application

I/We hereby irrevocably offer to subscribe for .... Offer Shares in the capital of the Company at 10p per share (or any smaller number of Offer Shares for which this application is accepted) on the terms of this Document subject to the Terms and Conditions set out overleaf and the memorandum and articles of association of the Company.

I/We enclose my/our cheque for £... being the amount payable in full for the number of Offer Shares stated above, made payable to "Melton Registrars Limited – a/c Goldshore Holdings Plc" and crossed "a/c payee".

I/We understand that I/we will **only** be sent a definitive certificate in respect of Offer Shares allocated if I/we have ticked the box below. I/We request and authorise you to register any such Offer Shares for which this application is accepted in the name(s) set out below and to forward the said certificate or any monies returnable by post to the first-named person below at his/her risk.

By not ticking the box below I/we hereby request that all Offer Shares issued to me/us further to my/our subscription be registered in the name of Share Nominees Limited, the nominee service operated by The Share Centre and held by Share Nominees Limited on our behalf.

☐ **TICK HERE** if you require a definitive share certificate in your own name and do not want any shares allocated to you to be held by Share Nominees Limited, the nominee service for The Share Centre, on your behalf.

Please complete using BLOCK CAPITALS

Forename(s) in full/Name of Corporation ....

Surname..

Address...

.... Postcode..

e-mail address...

Capacity if signing on behalf of a Corporation...

Signed.................................... .... Date.....................................2002

The signature on behalf of a corporation must be that of a duly authorised official who should state his/her representative capacity.

Authorised financial intermediaries should stamp and complete the box below to claim commission

Stamp of Intermediary	For Official Use Only
	Account Number
	Application Reference Number
FSA/SRO/RPB Membership Number	Commission payable

TERMS AND CONDITIONS

1. I/We hereby acknowledge that the acceptance and basis of allocation of Offer Shares is in the absolute discretion of the Directors and that they have reserved the right to reject in whole or in part or to scale down any application. If it proves necessary for the Directors to take such action, they will announce the basis on which their decision is taken. If any application is not accepted or is accepted for fewer Offer Shares than the number applied for, the application monies or the balance thereof (as the case may be) will be returned by sending the Applicant's cheque or banker's draft or a crossed cheque in favour of the Applicant, in each case by post or by hand and at the risk of the person entitled thereto, to the address of the first-name Applicant, without interest.

2. It is a condition of the Offer that applications to the value of £8,500 or more which are settled by way of third party payment e.g. banker's draft, building society cheque or a cheque drawn by someone other than the applicant, will be subject to the United Kingdom's verification of identity requirements which are contained in the Money Laundering Regulations 1993. I/We hereby acknowledge that I/we have read and understood the information and requirements contained in the paragraph headed "Money Laundering Regulations 1993" set out in the Application Procedure contained in Part V of this Document.

3. In consideration of the Directors agreeing that they will consider and process applications for new Ordinary Shares in accordance with the procedures referred to in the Document and as a separate contract with the Company which will become binding on despatch by post of this Application Form.

   (a) I/We warrant that the enclosed cheque or banker's draft will be honoured on first presentation and agree that if such cheque or banker's draft is not so honoured I/we will not be entitled to receive a share certificate for any Offer Shares unless and until I/we make payment in cleared funds for such Offer Shares and such payment is accepted by the Company in its absolute discretion (which acceptance may be on the basis that I/we indemnify the Company against all costs, damages, losses expenses and liabilities arising out of, or in connection with the failure of my/our remittance to be honoured on the first presentation).

   (b) I/We understand that an application by me/us to invest in the Company shall be deemed to be an offer up to the value of my application and that such offer shall be deemed to take effect on despatch by post of this Application Form.

   (c) I/We confirm that I/we am/are not relying on any information or representation in relation to the Company other than that contained in the Document and agree that neither the Company or any person responsible for the Document or any part of it shall have any liability for any information or representation not so contained.

   (d) I/We hereby authorise the Company to send a cheque for any monies returnable to me/us by first class post at my/our risk to the address first given overleaf.

   (e) I/We agree that my/our application is irrevocable.

   (f) I/We agree that, if I/we have signed this Application Form on behalf of any other person I/we will provide evidence that I/we have due authority to do so and that such person will also be bound accordingly and be deemed to have given the confirmations, warranties and undertakings contained herein.

   (g) I/We warrant that I/we am/are not, nor am/are I/we applying on behalf of a person who is, under the age of 18.

   (h) I/We warrant and declare that I/we am/are resident and ordinarily resident in the United Kingdom and I/we will notify the Directors immediately in writing if I/we cease to be so resident.

   (i) I/We agree that this application form shall be construed in accordance with and governed by the law of England and Wales.

4. I/We hereby declare that I/we have read, understood and agreed to the terms and conditions contained in the Document and this Application Form, including the Risk Factors set out on Page 19 of the Document and have taken all appropriate professional advice which I/we consider necessary before submitting this application and that I/we am/are aware of the special risks involved in participating in an investment of this nature and I/we understand that my/our application is made upon the terms of the Document and this Application Form.

5. I/We acknowledge that, in relation to the transactions described in the Document, the advisers of the Company mentioned therein are acting for the Company and are not acting for me/us on my/our account and that accordingly, will not be responsible to me/us for providing protections afforded to their clients, for advising me/us on any transactions described herein or for ensuring that such transaction is suitable for me/us.

6. I/We agree that acceptance of an Application Form shall have the meaning set out in the Document unless the context requires otherwise.

Terms and expressions used in this Application Form shall have the meanings set out in the Document unless the context requires otherwise.

SHARE ACCOUNT TERMS AND CONDITIONS

1. DEALING

(1) The Share Centre Limited ("TSC") may effect transactions in such investments as are shown on a summary available from TSC from time to time. Purchasing warrants requires written agreement with a specific risk warning notice. You may not instruct TSC to effect transactions in investments the listing of which has been suspended. TSC may also decline to accept specific instructions from you. "You" or "Your" means you as the individual, joint account holder or legal entity.

(2) TSC may aggregate your orders with those of other customers. Aggregation may operate on some occasions to your advantage and on others to your disadvantage.

(3) TSC may retain any commissions derived from transactions carried out for you and the amount of such commission will be available on request.

(4) You acknowledge that, unless you have sought specific advice from TSC's Advice Service, TSC is not responsible for advising you as to the suitability of transactions and all transactions are otherwise effected on an execution-only basis. TSC accepts no liability for movements in share prices. No advice is given on the taxation or legal implications for you in entering into this Agreement or in receiving TSC's services.

(5) You will be sent a contract note, either in paper or electronic format, in respect of all transactions, other than automatic dividend reinvestments or other automated transactions. Any query in relation to the contract note must be raised by you within 5 business days of receipt, otherwise TSC will reserve the right to deem that you have accepted its contents.

2. SETTLEMENT

(1) Proceeds of sale are only payable to your Account and investments receivable by your account when settlement with the market is effected by TSC in full.

(2) This paragraph (2) applies where settlement with the relevant counterparty in respect of a transaction is not effected in full. You will, as against all other customers of TSC whose transactions were effected for settlement with the relevant counterparty:

- if purchasing investments: be entitled, in the order in which instructions were received by TSC, to investments actually delivered by such relevant counterparty and, thereafter, to a cash sum from the client settlement bank account equal to the whole or relevant part of the sum debited to the account in respect of the relevant investments and
- if selling investments: be entitled, in the order in which instructions were received by TSC, to cash actually paid by such relevant counterparty and, thereafter, to investments held by Share Nominees Limited ("the Nominee") in the nominal value of the bargain made for you.

3. CHARGES

You will pay applicable taxes, subscriptions and charges (which shall not be reduced by any amounts derived under paragraph 1(3)) in accordance with TSC's published rates and procedures. All such amounts may be deducted from your Account or any other Account with TSC (by realisation of investments if necessary). Charges may vary and you will be informed of any changes in accordance with paragraph 11(2).

4. CUSTOMER'S MONEY AND INVESTMENTS

(1) Your money will be dealt with in accordance with the Client Money Rules of The Financial Services Authority ("FSA"). TSC is regulated by FSA.

(2) The cash balance (Nominated Account) held on your behalf will be deposited with an authorised banking institution in the name of TSC under customer trust status together with cash balances belonging to other customers of TSC. TSC may debit or credit your Nominated Account for all sums payable by or to you (including dividends receivable in cash and fees and other amounts payable by you) and make adjustments (i) in respect of sums received by you otherwise than as a result of credits properly made to the Nominated Account initiated by TSC under this Agreement or (ii) to give effect to clause 2 hereof. Share dividends shall not be receivable under this Agreement otherwise than in cash. Interest will be payable on credit balances in the Nominated Account at rates published by TSC. Where you forward a cheque to TSC for credit to your account, no interest will be credited until the cheque is cleared.

(3) All investments acquired from or for you will be registered in the name of the Nominee, for you as the beneficial owner, together with investments belonging to other customers of TSC. This means that individual customer entitlements are not identifiable by separate certificate or other physical document of title or external electronic record; and that in the event of an unreconcilable shortfall in the event of a default of the Nominee, customers may share in that shortfall pro-rata. On occasion, your investments may be used to settle another person's transaction, which will not affect TSC's record of your entitlements. TSC may deliver or accept delivery of certificates and/or CREST balances on behalf of the Nominee. TSC accepts responsibility for holdings in the name of the Nominee and for the acts and omissions of the Nominee. The Nominee holds the investments pursuant to a trust under which the interests of customers are created or extinguished when a customer makes acquisitions or disposals in accordance with this Agreement.

(4) Overseas investments may be held to the order of TSC by an overseas custodian, its sub-custodian or a clearance system. TSC and the Nominee do not accept responsibility for any losses arising from the default of any other properly appointed custodian. There may be different settlement, legal and regulatory requirements in overseas jurisdictions from those applying in the UK and different practices for the separate identification of investments.

(5) Overseas investments held by the Nominee may be in the form of CREST Depositary Interests ("CDIs"). CDIs cannot be registered into certificate form. CDIs may be liable for withholding tax from the country of origin of the underlying security. This may be offset against other investments depending upon your personal circumstances. TSC is not obliged to reclaim any foreign tax deducted. If unsure, you should contact your personal tax adviser.

(6) You shall not charge or pledge the investments held under this Agreement or dispose of any or all interest in them otherwise than pursuant to this Agreement. You hereby charge as a continuing security and by way of first fixed charge, all such investments to TSC in favour of TSC and the Nominee (and subject thereto, you) to the extent necessary to secure payment of all sums owing from you in respect of this Agreement or the Nominated Account. TSC may enforce this security by selling the investments as it thinks fit.

(7) You will not receive, in relation to your investments, company reports and accounts and any other documentation issued generally to the investors in such companies unless specifically requested and shareholder benefits will only be available to you if the relevant company has agreed with TSC to provide them. The Nominee may inform the relevant issuer or trustees of any investments held by the Nominee of your name and address.

(8) TSC will send you a statement of your investments at least annually, which will be based on trade date information (i.e. the effect of purchases or sales which are unsettled at the statement date will not be reflected).

(9) You shall not request TSC to effect a transaction which would result in your unsettled deals limit being exceeded and TSC shall be under no obligation to initiate or complete any such transaction.

(10) You may credit your account with TSC by using an acceptable form of debit card, providing the sum credited does not exceed such limit as TSC may advise.

(11) In the event that TSC does not receive a valid instruction from you within any 6 year period and has unsuccessfully made reasonable endeavours to contact you, any money held on your behalf will be released to the benefit of TSC. Should you subsequently contact TSC and make a valid claim, TSC undertakes to reimburse you. Interest will not be due to you from the date of release of the money to TSC.

5. COMPANY COMMUNICATIONS AND ISSUES

You will have the following rights:

(1) You may apply to TSC for a proxy directing how voting rights are to be exercised by the Nominee in respect of your shareholding.

(2) In the case of variations in the share capital, receipts of a notice of conversion or proposal to wind-up, amalgamate or takeover a company whose investments are held for you:

- A bonus or capitalisation issue will be automatically credited to your holding.
- Otherwise (where appropriate) you will be sent a summary of the proposal and the required action to be taken (if any).
- If, on a rights issue, no instruction is received from you, the Nominee will allow the rights to lapse. Lapsed proceeds in excess of £3 will be returned to you. Sums less than this will be retained for the benefit of TSC. However, if you purchase nil paid rights in the secondary market, such rights will be taken up unless you provide contrary instructions.
- All offers will be accepted upon going unconditional whether or not any instructions have been received.
- Your entitlement to shares will be to the nearest whole share, rounded down, and the aggregate of fractional entitlements may be held by the Nominee for TSC.

(3) If partly paid shares held for you are the subject of a call for any due balance and no instruction is received from you, TSC may sell sufficient of your investments to meet the call.

(4) Where instructions are sought from you, the Nominee will (other than as referred to above or in accordance with any other notified procedure) only act if instructions are received and in accordance with them.

6. LIABILITY AND INDEMNITY

(1) You will indemnify TSC and the Nominee against any expense or liability incurred by them in the proper performance of their functions or exercise of their rights pursuant to this Agreement unless due to their negligence. TSC does not accept responsibility for any consequential or indirect losses and TSC's total liability, where a settlement cannot be agreed, shall not exceed the charges paid by you in the previous 12 month period, or £1,000 whichever is the greater. This paragraph will not restrict or exclude any duty or liability owed to you under the rules of FSA or the Financial Services and Markets Act 2000.

(2) If TSC fails, interrupts or delays performing its obligations under this Agreement because of breakdown, failure or malfunction of any telecommunications or computer services or systems (internally or externally) or any other event not reasonably within its control, then TSC will not be liable to you. TSC will not be responsible for any loss or damage caused by it or suffered by you as a result of such events.

(3) TSC may at any time, on reasonable grounds, suspend all or any of its services including, without limitation, to carry out repairs, or to upgrade software or to correct any software error and it shall not be liable for losses arising from the suspension.

7. TERMINATION

This Agreement may be terminated immediately on notice being given by you or TSC (on behalf of itself and the Nominee) to the other. Termination is without prejudice to obligations under transactions already initiated, and to payment by you of any outstanding charges or other amounts due to TSC whether incurred before or after effective notice of termination. TSC reserves the right to delay the return of uncleared funds until ten business days after the date of clearance for credit control purposes.

8. CUSTOMER INFORMATION

(1) You will supply to TSC in writing all information reasonably requested as soon as practical or in order to fulfil its obligations under this Agreement. TSC may disclose any information provided by you as required by law or regulation. You warrant that all information will be, to the best of your knowledge and belief, correct when supplied and that you will notify TSC of material changes. TSC may use your details to advise you of other services which it, or another company, provide, or to pass your details to other firms, unless instructed otherwise.

(2) TSC may verify your identity and assess your financial standing. In doing so, a credit or mutual reference agency may be consulted which will record the search.

(3) Under the Data Protection Act 1998 (as may be amended) you are entitled to a copy of any personal information TSC holds on computer and on certain written records.

9. MONEY LAUNDERING

Due to Money Laundering regulations you may have to produce satisfactory evidence of your identity or the identity of any person on whose behalf you are applying. Failure to do so, if required, may result in rejection of your application or a delay in transferring your Account.

10. COMPLAINTS

(1) If you wish to make a complaint regarding the service provided, this should be made in writing to TSC's Compliance Department. If you remain dissatisfied with the outcome of their investigation, the matter may be referred to the Financial Ombudsman Service.

(2) A copy of TSC's internal complaint handling procedures is available upon request.

11. GENERAL

(1) Upon receipt of a copy of the grant of representation of your estate, TSC will instruct the Nominee to deliver your investments to your personal representatives.

(2) This Agreement (which means these Terms and Conditions, Brochure and your application form) applies to all transactions to the exclusion of any other terms which might otherwise apply. TSC may change this Agreement at any time. No change will affect any outstanding order or any legal rights or obligations which may already have arisen. TSC will give you 10 business days notice either electronically or in writing of any changes to this Agreement. This Agreement will take effect upon your written or electronic acceptance of it.

(3) This Agreement is governed by English law. All transactions are subject to the rules of the London Stock Exchange ("LSE") if applicable and all relevant laws and regulations. In the event of conflict between this Agreement and any such rules, laws and regulations, the latter prevail.

(4) All communications by TSC to you shall be sent (postal or electronic) to the latest address notified by you to TSC and shall be deemed received by you on the second day after posting or on the day after despatch in the case of electronic communication. All communications by you to TSC shall be made in writing or (save as otherwise provided) shall be made by telephone to TSC, in which case conversations may be recorded for the avoidance of any subsequent doubt.

(5) Communications sent by you will be deemed received only if actually received by TSC. TSC will not be liable for any delay or failure of delivery (for whatever reason) of any communication sent to you.

(6) TSC reserves the right to refuse to accept any order from persons who are residents, citizens or nationals of any overseas country if acceptance would require TSC to comply with any governmental or regulatory procedures or any other formalities of such country.

(7) (a) Where dealing or other instructions are given by tone-phone, Internet or other automated access, provision of your Customer Reference and Personal Identification Number ("PIN") shall be proper authority for acceptance of such instructions, and orders so received will be placed in accordance with TSC's normal dealing procedures.

(b) The PIN must remain your personal secret. The PIN can be changed by writing to TSC and you must change it if you believe anyone else knows the PIN. TSC acts on instructions received if it is provided with your Customer Reference and PIN and will not be liable to you for so acting unless it receives actual notice that the instruction is not given by you or with your authority in time to prevent it from processing the instruction. You must therefore notify TSC immediately you become aware that the PIN has become known to another person. TSC may withdraw the PIN where the wrong number is entered more than once.

(8) You agree that TSC may from time to time telephone or otherwise contact you to discuss investments or investment services, subject to compliance with the rules of FSA and you are willing to accept such calls, unless you advise otherwise.

(9) You will comply with all requirements under the Takeover Code to notify the LSE and the Panel dealings in relevant shares during a takeover or merger.

(10) TSC and the Nominee may employ agents on such terms as they think fit.

(11) TSC participates in the Financial Services Compensation Scheme, which provides compensation to qualifying investors for losses up to £48,000 in the event of a firm being unable to meet its customer liabilities. Further information is available from TSC's Compliance Department.

(12) The Contract (Rights of Third Parties) Act 1999 shall not apply to this Agreement.



Goldshore Holdings Plc
Westminster House, Spitfire Close, Ermine Business Park,
Huntingdon, Cambridgeshire, PE29 6WZ
T. +44 (0)7020 905074 • F. +44 (0)7020 905076 • E. enquiries@goldshore.co.uk